                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              For the Month Ended          Commission file number
               January 31, 2008                   0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F |X|                      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes |_|                           No |X|

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

                           Total number of pages is - 91


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          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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The 6-K dated January 21, 2008 contains the following documents as printed:

     -    2007 Annual Report

     -    Notice of Annual Meeting of Shareholders

     -    Management Proxy Circular

     -    Form of Proxy (English)


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                                                              2007 ANNUAL REPORT

                                                            SAND TECHNOLOGY INC.

[SAND(TM) TECHNOLOGY LOGO]

                                    CONTENTS

                              SAND TECHNOLOGY INC.

LETTER TO SHAREHOLDERS                                                                   3
FINANCIAL HIGHLIGHTS                                                                     5
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS    7
AUDITORS' REPORT                                                                        30
CONSOLIDATED BALANCE SHEETS                                                             33
CONSOLIDATED STATEMENTS OF OPERATIONS                                                   34
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                         35
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                   36
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                                          37
DIRECTORS AND OFFICERS                                                                  57
SHAREHOLDERS' INFORMATION                                                               58

SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Analytic Server, SAND Searchable Archive and all related SAND - and Nucleus-based marks and designs are trademarks of Sand Technology Inc. All other trademarks are the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.

     CERTAIN STATEMENTS CONTAINED IN THIS ANNUAL REPORT ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON DECEMBER 17, 2007. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS" UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS ANNUAL REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. EXCEPT AS REQUIRED BY APPLICABLE LAWS, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LETTER TO SHAREHOLDERS

                                                               December 17, 2007

To my fellow shareholders:

During the financial year ended July 31, 2007, SAND further bolstered its industry position by building on the ground work that had been put in place during the previous fiscal year.

Sales and revenues continue to grow but not at the rate we were expecting. We continue to work diligently to develop market awareness of our products so that we shall be in a position to demonstrate significant growth going forward. Our cost structure has been aligned to allow maximum shareholder return whenever revenues increase.

SAND combined its core SAND/DNA Access and SAND/DNA Analytics products to create a comprehensive platform for advanced information management technology that works seamlessly to manage extensive data stores. This tight integration of our core products provides fast access to and highly efficient utilization of data in enterprise environments and large data warehouses. SAND/DNA enables enterprise customers in industries such as energy, healthcare, telco, government, financial services, retail, and global transportation to cost-effectively retain massive amounts of highly compressed data - typically up to 10 percent of its original size - in a nearline repository for extended periods, in accordance with any applicable business rules and regulatory requirements, and to rapidly retrieve information when needed. This centralized data management solution with unparalleled performance and storage efficiency dramatically reduces costs and management complexity while ensuring continuous data availability.

SAND also announced the availability of SAND/DNA for use with SAP NetWeaver(R) Business Intelligence (SAP NetWeaver BI), a new product specifically designed to complement the data lifecycle management capabilities available to organizations as their data warehouse solutions grow in size.

Our SAND/DNA version 2.3 software has achieved "Powered by SAP NetWeaver(R)" status for its integration with Near Line Storage for SAP NetWeaver Business Intelligence. SAND/DNA is one of the first applications to achieve integration with SAP NW-BI-NLS 04s. Our advanced information management technology complements SAP's industry-leading information lifecycle management architecture and is able to manage as a fully integrated extension within SAP NetWeaver BI 2004s any volumes of less frequently used data, providing rapid access to and highly efficient storage to decrease total cost of ownership.

Other corporate milestones achieved during the last fiscal year include:

     - SAND joined the Business Objects Technology Partner Program. SAND and Business Objects will be collaborating on sales and marketing initiatives. The combination of SAND/DNA products with the business intelligence and enterprise information management software in Business Objects XI Release 2 results in powerful solutions that enable organizations to meet all their data management needs and service-level objectives.


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     -    The SAND/DNA data management solutions, including SAND/DNA Access,
          SAND/DNA Analytics, and SAND/DNA for SAP NetWeaver BI, now run on HP Integrity servers running HP-UX 11i v3 as well as the new rx2660 entry-level server.

In order to offer customers a wide range of best-of-breed services and software, we launched SAND/DNA Compress, SAND/DNA Advise and SAND/DNA Enhance. By offering these additional products, customers can now purchase only the functionality they need when they need it at the price point that meets their budget. Since these products flow from our core products they can be easily added to or up-sold as the needs of the customer change.

The activities required to achieve revenue "ramps" from sophisticated customers are on-going and time-consuming. Products must be certified for operability, proven in each customer environment and partners engaged to reinforce relationships, especially when a small corporation like SAND is to be entrusted with Fortune 1000 enterprise-class data. We take these steps every day, and we will succeed.

I would like to thank all our loyal and dedicated employees, investors and other stakeholders who have helped us get to this position in the corporation's history.

Sincerely,


/s/ Arthur G. Ritchie
-------------------------
Arthur G. Ritchie
Chairman, President and Chief Executive Officer


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FINANCIAL HIGHLIGHTS

     The audited consolidated financial statements of the Corporation for fiscal year 2007 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by our auditors Raymond Chabot Grant Thornton, LLP, for the fiscal years ended July 31, 2007 and July 31, 2006 and Deloitte & Touche LLP for the fiscal year ended July 31, 2005. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                 FISCAL YEAR ENDED
                                            ---------------------------
                                            7/31/07   7/31/06   7/31/05
                                            ---------------------------
                                               CA       CA         CA
Rates of exchange
   At period end -- US$                       $1.07     $1.13     $1.22
   Average for the period                     $1.13     $1.15     $1.24

Results of Operations
   Net Sales                                 $6,729    $5,477    $6,096
   Research and Development Costs           ($2,215)  ($2,442)  ($3,272)
   Selling, General and Administrative
   Expenses                                 ($5,100)  ($5,221)  ($8,318)
   Amortization                               ($201)    ($248)    ($277)
   Cost of Sales and Product Support        ($1,667)  ($1,554)  ($1,754)
   Operating income (loss)                  ($2,454)  ($3,988)  ($7,525)

Other Income (expense)                         ($72)      $61      $162

Net Loss                                    ($2,526)  ($3,927)  ($7,363)

Financial Position
   Working Capital                          ($1,174)     $484    $4,205
   Total Assets                              $2,357    $3,445    $7,935
   Total Liabilities                         $3,239    $2,508    $3,100
   Shareholders' Equity                       ($882)     $937    $4,835

Loss per Share                               ($0.19)   ($0.31)   ($0.57)
Weighted Average Numbers of Shares
   outstanding during each period (000's)    13,094    12,818    12,860

The same data, presented in conformity with US GAAP, is shown on the next page.


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 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                 FISCAL YEAR ENDED
                                            ---------------------------
                                            7/31/07   7/31/06   7/31/05
                                            ---------------------------
                                              CA         CA        CA
Rates of exchange
   At period end -- US$                       $1.07     $1.13     $1.22
   Average for the period                     $1.13     $1.15     $1.24

Results of Operations
   Net Sales                                 $6,729    $5,477    $6,096
   Research and Development Costs           ($2,215)  ($2,442)  ($3,272)
   Selling, General and Administrative
   Expenses                                 ($5,498)  ($5,419)  ($8,318)
   Amortization                               ($201)    ($248)    ($277)
   Cost of Sales and Product Support        ($1,667)  ($1,554)  ($1,754)
   Operating income (loss)                  ($2,852)  ($4,186)  ($7,525)

Other Income (expense)                         ($72)      $61      $162

Net Loss                                    ($2,924)  ($4,125)  ($7,363)

Financial Position
   Working Capital                          ($1,174)     $484    $4,205
   Total Assets                              $2,357    $3,445    $7,935
   Total Liabilities                         $3,550    $2,508    $3,100
   Shareholders' Equity                     ($1,193)     $937    $4,835

Loss per Share                               ($0.22)   ($0.32)   ($0.57)
Weighted Average Numbers of Shares
   outstanding during each period (000's)    13,094    12,818    12,860

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES TO THEM FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED JULY 31, 2007, AND THE INFORMATION INCLUDED IN THE ANNUAL REPORT OF THE CORPORATION. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE," "MAY," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE," OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON DECEMBER 17, 2007. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. EXCEPT AS REQUIRED BY APPLICABLE LAWS, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 14 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 2005", "FISCAL 2006" AND "FISCAL 2007" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 2005, JULY 31, 2006 AND JULY 31, 2007, RESPECTIVELY.

OVERVIEW

     SAND was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc.

     Some years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.


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

     We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of Information Technology professionals, and to store that data with orders of magnitude greater and more efficiently than what is generally possible using more traditional database products. The SAND/DNA Analytics product, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in late 2004 of the SAND/DNA Access product to our portfolio, itself incorporating a number of patents, enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications.

     Initially SAND offered products primarily as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND/DNA Analytics precursor product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the United Kingdom.

     ClarityBlue was sold on July 31, 2003 to a group of investors which included members of the senior management of ClarityBlue.

     SAND now focuses its resources around the SAND/DNA Analytics products and the SAND/DNA Access products.

     We have developed a unique data storage and manipulation architecture now known as the SAND/DNA platform, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need when they need it and in the manner they need it to perform business operations more effectively at a lower cost.

     Our SAND/DNA Product Suite, based on our patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access and keeping more data available for analysis. The SAND/DNA Analytics Product Suite or the Nucleus products upon which they are based, are already being used to provide fast measurable business benefits in the retail, finance, healthcare, transportation,


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telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators or platform partners, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, information lifecycle management, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

     Our SAND/DNA Analytics product incorporates a number of advanced technologies. Its development has already required and will continue to require substantial investment in research and development. For example, during fiscal 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND/DNA Analytics product and in the ability of the SAND/DNA Analytics product to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

     In 2004, we made available Release 3.2 of our high-performance SAND Analytic Server. Release 3.2 augmented the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based, by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity. This was followed in 2005 by a significant update to Version 4 (currently Release 4.2) incorporating many features to allow high-performance scalability for multiple users and huge amounts of data.

     In 2004, we introduced a second patent protected product, the SAND Searchable Archive now known as the SAND/DNA Access product. This product builds on SAND's strength in advanced data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes, and to generally help manage the data explosion in industry by maintaining rapid access to huge volumes of "nearline" data.

     The SAND/DNA Access product is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product and technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

     The SAND/DNA Access product works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. During 2006, a SAND/DNA Access product received its initial certification with the release of SAND/DNA for SAP BI.

DEVELOPMENTS IN 2007

Products and Services

     Version 5 of SAND/DNA Analytics was brought into production in 2007. SAND/DNA Analytics data repository does not require indexing or specialized schemas. All the data, down to the most detailed level, is available for querying immediately after it is loaded, permitting quick


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and easy access by business users employing industry-standard Business
Intelligence tools or methods. SAND/DNA Access is the lead product in our sales opportunities and customer interest.

     During 2007, SAND introduced several additional product components based on the SAND/DNA Product Suite:

     - SAND/DNA Compress provides data compression for organizations who need to reduce the storage footprint for their data. It can be easily upgraded to SAND/DNA Enhance to restructure and enrich the data for analytic use, or to the full SAND/DNA Access product to allow direct querying of compressed data without the need to decompress it first.

     - SAND/DNA Enhance uses column-based data architecture and compression technology. SAND/DNA Enhance restructures (denormalizes) and stores massive volumes of log data so that it is easily usable for analysis, while enriching it with appropriate information for maximum analytic power.

     - SAND/DNA Advise allows users to search for information about products or services using an unlimited number of search criteria.

     Sales of the Company's products and services are not subject to seasonal variations.

     Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.

Marketing and Sales

     Our corporate headquarters are located in Montreal, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey and San Mateo and Pasadena, California, through Sand Technology Corporation to provide for the development, sales, marketing and distribution of the SAND/DNA Product Suite in the United States.

     Our offices in the United Kingdom are located in Camberley, southwest of London. We have an office in Hamburg, Germany, through Sand Technology Deutschland GmbH.

     Sales to customers outside North America, including sales generated by our U.K. subsidiary, represented 52%, 70% and 71% of our total revenue for fiscal 2005, 2006 and 2007, respectively.

     We have alliances or commercial relationships with, among others, SAP, IBM, Sun Microsystems, Total Tec, Accenture, Cap Gemini, HP, Inforte, Posetiv, Open Text, Atos Origin, Oracle, DunnHumby, and FreeSat (formerly TopEnd Solutions). The United States General Services Administration (GSA) has officially approved the addition of the SAND Analytic Server and the SAND Searchable Archive to a GSA Supply Schedule. In addition, we now have marketing, sales and technical arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

     Our long term direction for our high performance analytical and intelligent information management products is to ensure that these products become a recognized platform for advanced analytical applications and managing large data volumes through strategic systems


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integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading solutions providers, both application vendors and systems integrators, to incorporate the SAND/DNA Product Suite as a key part of their offering.

CRITICAL ACCOUNTING POLICIES

     We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other significant accounting policies are described in Note 2 to our consolidated financial statements. Recent and future accounting pronouncements are described and discussed in Notes 2 and 14 of our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

     In the fiscal year ended July 31, 2007, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

-    We have an executed license agreement with the customer;

-    We have delivered the software product to the customer;

- The amount of the fees to be paid by the customer is fixed and determinable; and

-    Collection of these fees is deemed probable.

     Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases, where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

PRODUCT REVENUE

     Currently, product revenue consists of the following:

     - Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and all revenue recognition criteria are met.

     - Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.


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     During fiscal 2007, there were no revenues for solution sales as opposed to the software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

     SAND reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

     Our customers have traditionally been and continue to be reluctant to make large commitments in up-front license fees, especially in a tight capital budget allocation process that our customers generally face internally. Therefore, our revenues from license and maintenance arrangements have been and are expected to be lower until our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we will be using the residual method to record revenues for such new product sales. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

     Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenues from implementation and customer service fees are recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

     We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

RESULTS OF OPERATIONS

FISCAL 2007 COMPARED WITH FISCAL 2006

Revenue

     Our sales in fiscal 2007 were $6,728,540, an increase of 23% from sales of $5,477,485 in fiscal 2006.

     Our sales in fiscal 2007 in North America were $1,941,034, an increase of 19% from sales of $1,634,977 in fiscal 2006. In Europe, sales in fiscal 2007 were $4,787,506, an increase of 25% from sales of $3,842,508 in fiscal 2006.

     The increase in our revenues for fiscal 2007 is associated primarily with a growing acceptance of our products as well as license upgrades from our existing customer base.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses decreased by 2% to $5,100,057 for the fiscal year ended July 31, 2007 from $5,220,443 for the fiscal year ended July 31, 2006. During fiscal 2008, we anticipate that selling, general and administrative expenses will decline as a percentage of revenues.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 9% to $2,215,146 for the fiscal year ended July 31, 2007 compared to $2,441,950 for the fiscal year ended July 31, 2006. This level of expenditures also reflects the current stage of development of the SAND/DNA Analytics products and the SAND/DNA Access products. We believe that significant investment for research and development is important to maintain product and technical leadership and expect that we will continue to commit significant resources to research and development in the future. For fiscal 2008, we expect that research and development expenditures will remain constant in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 7% to $1,666,331 for the fiscal year ended July 31, 2007 from $1,554,313 for the fiscal year ended July 31, 2006. This increase, which reflects the increase in revenue, is primarily due to costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by SAND's personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were lower for the fiscal year ended July 31, 2007, reaching an amount of $2,454,268 as compared to a loss of $3,987,676 for the fiscal year ended July 31, 2006. The Corporation continues to incur expenditures in improving the SAND/DNA Product Suite, and bringing our SAND/DNA Access products to market and in establishing the infrastructure associated with our direct sales force in different industry segments. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and profitability. Any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND/DNA Analytics products and the SAND/DNA Access products, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     Cash and investments at July 31, 2007 were $330,711 compared with $1,412,548 at July 31, 2006. The decrease is mainly due to operating activities which used cash in an amount of $2,008,248. Investing activities used cash in an amount of $40,730 while financing activities compensated, in part, the cash usage by providing $967,141 due mainly to a share issuance. During fiscal 2008, we will be seeking additional financing in order to successfully execute our business plan and fund our operations. With adequate additional financing in place, we estimate that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2008.

FISCAL 2006 COMPARED WITH FISCAL 2005

Revenue

     Our sales in fiscal 2006 were $5,477,485, a decrease of 10% from sales of $6,096,033 in fiscal 2005.

     Our sales in fiscal 2006 in North America were $1,634,977, a decrease of 44% from sales of $2,899,252 in fiscal 2005. In Europe, sales in fiscal 2006 were $3,842,508, an increase of 20% from sales of $3,196,781 in fiscal 2005.

     The decrease in our revenues for fiscal 2006 is associated primarily with a longer than anticipated sales cycle with some key partners and customers in the North American Market. In Europe, a growing acceptance of our products was shown in the German Market.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses decreased by 37% to $5,220,443 for the fiscal year ended July 31, 2006 from $8,317,831 for the fiscal year ended July 31, 2005. The decrease is primarily due to the impact of the cost reduction measures implemented at the end of fiscal 2005. During fiscal 2007, we anticipate that selling, general and administrative expenses will decline as a percentage of revenues.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 25% to $2,441,950 for the fiscal year ended July 31, 2006 compared to $3,272,102 for the fiscal year ended July 31, 2005. This cost reduction reflects the cost reduction measures implemented at the end of fiscal 2005. This level of expenditures also reflects the current stage of development of the SAND/DNA Analytics products and the SAND/DNA Access products. We believe that significant investment for research and development is important to maintain product and technical leadership and expect that we will continue to commit significant resources to research and development in the future. For fiscal 2007, we expect that research and development expenditures will remain constant in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales decreased by 11% to $1,554,313 for the fiscal year ended July 31, 2006 from $1,754,138 for the fiscal year ended July 31, 2005. This decrease, which reflects the decrease in revenue, is primarily due to reduced costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by SAND's personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were lower for the fiscal year ended July 31, 2006, reaching an amount of $3,987,676 as compared to a loss of $7,525,314 for the fiscal year ended July 31, 2005. These results continue to reflect the transitional nature of the business and distribution model of SAND. At the end of fiscal 2005, we took measures to reduce our overall cost base to enable us to lower the level at which we will be profitable. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and profitability. Also, the Company incurred expenditures in improving the SAND/DNA Analytics products, and bringing our SAND/DNA Access products to market and in establishing the infrastructure associated with our direct sales force in different industry segments. Any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND/DNA Analytics products and the SAND/DNA Access products, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     Cash and investments at July 31, 2006 were $1,412,548 compared with $5,615,912 at July 31, 2005. The decrease is mainly due to operating activities which used cash in an amount of $4,119,250. Investing activities used cash in an amount of $72,240 while financing activities used $11,874.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited statements of operations data for each of the eight quarters preceding the 2007 fiscal year that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include the adjustments necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

YEAR ENDED JULY 31, 2007

                                                                              QUARTER ENDED                          YEAR ENDED
(in Canadian Dollars)                                   OCT. 31, 2006  JAN. 31, 2007  APR 30, 2007  JULY 31, 2007  JULY 31, 2007
                                                        -------------  -------------  ------------  -------------  -------------
Revenues                                                 $ 1,470,407    $ 1,861,658   $ 1,559,407    $ 1,837,068    $ 6,728,540
                                                        ------------------------------------------------------------------------
Operating expenses Cost of Sales and Product Support     $  (433,675)   $  (466,315)  $  (398,322)   $  (368,019)   $(1,666,331)
Research and Development Costs                           $  (575,866)   $  (584,086)  $  (598,337)   $  (456,857)   $(2,215,146)
Amortization of capital assets and acquired technology   $   (51,020)   $   (50,849)  $   (49,296)   $   (50,109)   $  (201,274)
Selling, general and administrative expenses             $(1,246,715)   $(1,248,635)  $(1,227,570)   $(1,377,137)   $(5,100,057)
                                                        ------------------------------------------------------------------------
Total operating expense                                  $(2,307,276)   $(2,349,885)  $(2,273,525)   $(2,252,122)   $(9,182,808)
                                                        ------------------------------------------------------------------------
Operating Income (Loss)                                  $  (836,869)   $  (488,227)  $  (714,118)   $  (415,054)    (2,454,268)
Interest Income, Net                                     $       337    $      (868)  $   (39,322)   $   (32,403)   $   (72,256)
                                                        ------------------------------------------------------------------------
Net Earnings (Loss)                                      $  (836,532)   $  (489,095)  $  (753,440)   $  (447,457)   $(2,526,524)
                                                        ========================================================================
Earnings (Loss) per share                                $     (0.06)   $     (0.04)  $     (0.06)   $     (0.03)   $     (0.19)
Weighted average number of shares outstanding             12,818,189      12,818,189   12,818,189     13,094,288     13,094,288

YEAR ENDED JULY 31, 2006

                                                                              QUARTER ENDED                          YEAR ENDED
(in Canadian Dollars)                                   OCT. 31, 2005  JAN. 31, 2006  APR 30, 2006  JULY 31, 2006  JULY 31, 2006
                                                        -------------  -------------  ------------  -------------  -------------
Revenues                                                 $ 1,531,041    $ 1,240,485   $ 1,559,307    $ 1,146,652    $ 5,477,485
                                                        ------------------------------------------------------------------------
Operating expenses Cost of Sales and Product Support     $  (331,707)   $  (337,101)  $  (486,258)   $  (399,247)   $(1,554,313)
Research and Development Costs                           $  (643,112)   $  (619,729)  $  (517,598)   $  (661,511)   $(2,441,950)
Amortization of capital assets and acquired technology   $   (71,321)   $   (68,564)  $   (56,350)   $   (52,220)   $  (248,455)
Selling, general and administrative expenses             $(1,303,720)   $(1,289,600)  $(1,382,098)   $(1,245,025)   $(5,220,443)
                                                        ------------------------------------------------------------------------
Total operating expense                                  $(2,349,860)   $(2,314,994)  $(2,442,304)   $(2,358,003)   $(9,465,161)
                                                        ------------------------------------------------------------------------
Operating Income (Loss)                                  $  (818,819)   $(1,074,509)  $  (882,997)   $(1,211,351)    (3,987,676)
Interest Income, Net                                     $    19,758    $    16,696   $    14,471    $     9,830    $    60,755
                                                        ------------------------------------------------------------------------
Net Earnings (Loss)                                      $  (799,061)   $(1,057,813)  $  (868,526)   $(1,201,521)   $(3,926,921)
                                                        ========================================================================
Earnings (Loss) per share                                $     (0.06)   $     (0.08)  $     (0.07)   $     (0.10)   $     (0.31)
Weighted average number of shares outstanding             12,818,189     12,818,189    12,818,189     12,818,189     12,818,189

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

     In addition to the other information in this Report, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

- WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS.

     Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $7,129,930 in fiscal 2004, $7,363,054 for the fiscal year ended July 31, 2005, $3,926,921 for the fiscal year ended July 31, 2006 and $2,526,524 for the fiscal year end July 31, 2007. Although fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the North American and European markets as well as other specific international markets in order to achieve future sales growth.

     We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies.

     Our ability to achieve and maintain profitability and positive cash flow is dependant upon our success in locating sufficient customers who will purchase our products and use our services, and our capacity to generate sufficient revenues.

     If our revenue grows more slowly than anticipated or if our operating expenses are higher than expected, we may not be able to achieve, sustain or increase profitability, in which case our financial conditions will suffer. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

-    WE NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS

     We need to raise additional capital to fund our operating expenses. Our ability to obtain financing will depend, among other things, on the Corporation's development efforts, business plan, operating performance and the condition of the capital markets at the time we seek financing. There can be no assurance that additional financing will be available on favourable terms when required, or at all. In the event we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights preferences or privileges senior to the rights of the Class A Common Shares, and shareholders may experience dilution.

- OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

- BECAUSE WE ARE NOW SEEKING TO SECURE EFFECTIVE PARTNERSHIPS WITH SYSTEMS INTEGRATORS AND APPLICATION VENDORS, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

     Your evaluation of our business is more difficult because we are moving to secure effective partnerships with systems integrators and application vendors which may take some time to mature into predictable revenue producers. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

-    WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

     Though we plan to continue to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play an important role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

-    WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. During 2006 we suffered the loss of a key executive Jerome Shattner, our former Executive Vice President and director. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our other key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

-    OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our SAND/DNA Analytics products and our SAND/DNA Access products is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

-    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

     Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND/DNA Analytics products and SAND/DNA Access products effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

-    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, SAND/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

- vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DATAllegro;

- software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

- other companies that may in the future announce offerings of enterprise information management solutions.

     Our competitive position in our market is uncertain and changing due principally to the variety of current and potential competitors and the emerging nature of the market. With the release of SAND/DNA Access and SAND/DNA for SAP BI, we have been able to establish ourselves as complementary to many of the vendors that were seen as competitors with respect to SAND/DNA Analytics. We now have offerings that complement SAP, Oracle, IBM DB2 and Microsoft SQL warehouse. We expect additional competition as other established and emerging companies enter into the intelligent information management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

     We compete primarily on the basis of product features, lower Total Cost of Ownership (TCO), Return on Investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our stock price or our current overall financial situation.

     We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

- AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Revenues earned outside North America are expected to remain significant in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 52%, 70% and 71% of our total revenue for fiscal 2005, 2006 and 2007 respectively. We have sales offices in the United Kingdom and Germany.

     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

     There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

- WE CURRENTLY DEPEND ON SALES OF SAND/DNA ANALYTICS PRODUCTS AND SAND/DNA ACCESS PRODUCTS TO GENERATE MOST OF OUR REVENUE.

     We expect sales of our SAND/DNA Analytics products and SAND/DNA Access products to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

     We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

     In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

-    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND/DNA Analytics products, our SAND/DNA Access products and our SAND/DNA Product Suite and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND/DNA Analytics products, our SAND/DNA Access products and our SAND/DNA Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, could have a material adverse effect on our business, operating results and financial condition.

- AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

-    THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have eight United States patents and thirty-two foreign patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

     Finally, we may rely upon certain software that we license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will continue to support their software or remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

- IF WE DO NOT HAVE SUFFICIENT CAPITAL TO FUND OUR OPERATIONS, WE MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR EVEN GO OUT OF BUSINESS.

     In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our financial results. We then may not have sufficient capital to fund our operations.

     Such outcome could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

     Our consolidated financial statements have been prepared on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. We will continue to search for additional sources of debt and equity financing, but additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of existing shareholders will be reduced. If we incur debt, the debt will rank senior to our common shares, we will incur debt service costs and we will likely have to enter into agreements that will restrict our operations in some respects and our ability to declare dividends to the holders of our common shares.

     Our auditors indicated in Note 1 to our Consolidated Financial Statements that there can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the "going concern" assumption. The Consolidated Financial Statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. Adjustments to the carrying values of the assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

-    SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

     We are authorized to issue an unlimited number of Class A common shares, of which 14,318,189 shares are outstanding as of December 17, 2007, and we have reserved an additional 937,000 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have granted rights to purchase 1,144,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$6.28 per share. In addition, we have reserved another 652,500 Class A Common Shares for future issuance at an exercise price of $0.001 per share. The issuance of those shares could also dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

- THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD IS LIKELY TO BE VOLATILE.

     Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB. Our share price, which has ranged from a low of US$0.33 to a high of US$0.70 during the past twelve months, could continue to be subject to wide fluctuations. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A common shares in the public market could cause the market price to fall or increase substantially. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

-    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US

     Our senior management and directors, together with entities affiliated with those individuals, beneficially own approximately 34.5% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 25.1% of SAND's Class A common shares. The Estate of

Jerome Shattner (Jerome Shattner was Executive Vice President of the Company), beneficially owns 7.3% of our Class A common shares, while George Wicker, a director of SAND, beneficially owns 1.9% of our Class A common shares. Other senior management or directors own approximately 0.2% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

- OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.

- THE RIGHTS THAT MAY HAVE BEEN AND MAY IN FUTURE BE GRANTED TO OUR SHAREHOLDERS MAY ALLOW OUR BOARD AND MANAGEMENT TO DETER A POTENTIAL ACQUISITION OF OUR COMPANY

     Our Board of Directors adopted a shareholder rights plan which was ratified by our shareholders on December 16, 2003. The approval of the renewal and confirmation of the shareholder rights plan by the directors on November 21, 2005 was ratified, confirmed and approved by the shareholders at the Annual and Special Meeting of Shareholders on December 15, 2005. Under the plan, rights to purchase Class A common shares have been issued to holders of Class A common shares. The rights become exercisable under certain circumstances in which someone acquires 20% or more of our outstanding Class A common shares. As a result of the plan, anyone wishing to take-over the Company may be forced under certain circumstances to negotiate a transaction with our Board of Directors and management or comply with certain bid criteria in order not to trigger the exercise of rights. This could prolong the take-over process and, arguably, deter a potential bidder.

                            INTENTIONANLY LEFT BLANK

                              SAND TECHNOLOGY INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2007 AND 2006

Report of Independent Registered Chartered Accountants 30 - 31 Comments by Independent Registered
Chartered Accountants for U.S. Readers on
Canada-U.S. Reporting Differences                             32
Financial Statements
   Consolidated Balance Sheets                                33
   Consolidated Operations                                    34
   Consolidated Shareholders' Equity (Deficiency)             35
   Consolidated Cash Flows                                    36
   Notes to Consolidated Financial Statements            37 - 56

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of SAND Technology Inc.

We have audited the accompanying consolidated balance sheets of SAND Technology Inc. and subsidiaries (the "Corporation") as at July 31, 2007 and 2006 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at July 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The financial statements as at July 31, 2005 and for the year ended July 31, 2005 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 16, 2005.


Raymond Chabot Grant Thornton LLP
Independent Registered Chartered Accountants

Montreal
September 14, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements of the Corporation. Our report to the shareholders and Board of Directors, dated September 14, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles or such events and conditions in the report of independent registered chartered accountants when the changes or events and conditions are properly accounted for and adequately disclosed in the financial statements.


Raymond Chabot Grant Thornton LLP
Independent Registered Chartered Accountants

Montreal
September 14, 2007

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
July 31, 2007 and 2006
(In Canadian dollars)

                                                                           2007          2006
                                                                       -----------   -----------
                                                                             $              $
ASSETS
Current assets
   Cash and cash equivalents                                               330,711     1,412,548
   Accounts receivable                                                   1,582,957     1,486,287
   Prepaid expenses                                                        150,964        93,226
                                                                       -----------   -----------
                                                                         2,064,632     2,992,061
Capital assets (Note 3)                                                    181,669       231,367
Other assets (Note 4)                                                      110,847       221,693
                                                                       -----------   -----------
                                                                         2,357,148     3,445,121
                                                                       ===========   ===========
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 5)                     1,076,116       710,882
   Deferred revenue                                                      1,305,270     1,231,094
   Due to a shareholder (Note 6)                                           750,144       429,461
                                                                       -----------   -----------
                                                                         3,131,530     2,371,437
Deferred credits                                                           107,569       136,906
                                                                       -----------   -----------
                                                                         3,239,099     2,508,343
                                                                       -----------   -----------
Commitments (Note 10)
SHAREHOLDERS' EQUITY (DEFICIENCY)
Common stock (Note 7)
   Authorized
      Unlimited number of class "A" common shares, without par value
   Issued and outstanding
      14,318,189 class "A" common shares (12,818,189 in 2006)           38,530,441    38,024,756
   Contributed surplus (Note 7b)                                           305,110       103,000
Deficit                                                                (39,717,502)  (37,190,978)
                                                                       -----------   -----------
                                                                          (881,951)      936,778
                                                                       -----------   -----------
                                                                         2,357,148     3,445,121
                                                                       ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,


/s/ Arthur G. Ritchie                   /s/ Wayne Musselman
----------------------------------      ---------------------------------
Arthur G. Ritchie, Director             Wayne Musselman, Director

SAND TECHNOLOGY INC.
CONSOLIDATED OPERATIONS
Years ended July 31, 2007, 2006 and 2005
(In Canadian dollars)

                                                         2007         2006         2005
                                                      ----------   ----------   ----------
                                                           $           $            $
REVENUE                                                6,728,540    5,477,485    6,096,033
                                                      ----------   ----------   ----------
Operating expenses
   Cost of sales and product support                   1,666,331    1,554,313    1,754,138
   Research and development, net (Note 8)              2,215,146    2,441,950    3,272,102
   Amortization of capital assets and other assets
   (Notes 3 and 4)                                       201,274      248,455      277,276
   Selling, general and administrative expenses        5,100,057    5,220,443    8,317,831
                                                      ----------   ----------   ----------
                                                       9,182,808    9,465,161   13,621,347
                                                      ----------   ----------   ----------
Loss from operations                                  (2,454,268)  (3,987,676)  (7,525,314)
Interest (expenses) revenues                             (72,256)      60,755      162,260
                                                      ----------   ----------   ----------
NET LOSS                                              (2,526,524)  (3,926,921)  (7,363,054)
                                                      ==========   ==========   ==========
Basic and diluted loss per share (Note 7)                  (0.19)       (0.31)       (0.57)
                                                      ==========   ==========   ==========
Basic and diluted weighted average number of common
shares outstanding                                    13,094,288   12,818,189   12,860,438
                                                      ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED SHAREHOLDERS' EQUITY (DEFICIENCY)
Years ended July 31, 2007, 2006 and 2005
(In Canadian dollars)

                                    COMMON STOCK
                              -----------------------                               SHAREHOLDERS'
                               NUMBER OF                CONTRIBUTED                     EQUITY
                                SHARES       AMOUNT       SURPLUS       DEFICIT      (DEFICIENCY)
                              ----------   ----------   -----------   -----------   -------------
                                                $            $             $              $
Balance as at July 31, 2004   12,997,551   38,556,828      49,000     (26,246,606)   12,359,222
Net loss                                                               (7,363,054)   (7,363,054)
Stock-based compensation
(Note 7b)                                                  25,000                        25,000
Share repurchase                (179,362)    (532,072)                    345,603      (186,469)
                              ----------   ----------     -------     -----------    ----------
Balance as at July 31, 2005   12,818,189   38,024,756      74,000     (33,264,057)    4,834,699
Net loss                                                               (3,926,921)   (3,926,921)
Stock-based compensation
(Note 7b)                                                  29,000                        29,000
                              ----------   ----------     -------     -----------    ----------
Balance as at July 31, 2006   12,818,189   38,024,756     103,000     (37,190,978)      936,778

Stock issuance (Note 7a)       1,500,000      675,795                                   675,795
Net loss                                                               (2,526,524)   (2,526,524)
Warrants (Note 7a)                           (170,110)    170,110
Stock-based compensation
(Note 7b)                                                  32,000                        32,000
                              ----------   ----------     -------     -----------    ----------
Balance as at July 31, 2007   14,318,189   38,530,441     305,110     (39,717,502)     (881,951)
                              ==========   ==========     =======     ===========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED CASH FLOWS
Years ended July 31, 2007, 2006 and 2005
(In Canadian dollars)

                                                              2007         2006         2005
                                                           ----------   ----------   ----------
                                                               $            $            $
OPERATING ACTIVITIES
Net loss                                                   (2,526,524)  (3,926,921)  (7,363,054)
Non-cash items
   Amortization of capital assets and other assets            201,274      248,455      277,276
   Stock-based compensation                                    32,000       29,000       25,000
   Changes in working capital items
      Accounts receivable                                     (96,670)      75,326      803,042
      Prepaid expenses                                        (57,738)      34,505       60,949
      Accounts payable and accrued liabilities                365,234     (362,717)    (395,516)
      Deferred revenue                                         74,176     (216,898)    (106,793)
                                                           ----------   ----------   ----------
Cash flows from operating activities (a)                   (2,008,248)  (4,119,250)  (6,699,096)
                                                           ----------   ----------   ----------
INVESTING ACTIVITIES
Purchase of capital assets and cash flows from investing
activities                                                    (40,730)     (72,240)     (70,578)
                                                           ----------   ----------   ----------
FINANCING ACTIVITIES
Purchase of common shares                                                              (186,469)
Due to shareholders                                           320,683       17,463
Share issuance                                                675,795
Amortization of deferred credits                              (29,337)     (29,337)     (29,338)
                                                           ----------   ----------   ----------
Cash flows from financing activities                          967,141      (11,874)    (215,807)
                                                           ----------   ----------   ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                  (1,081,837)  (4,203,364)  (6,985,481)
Cash and cash equivalents, beginning of year                1,412,548    5,615,912   12,601,393
                                                           ----------   ----------   ----------
Cash and cash equivalents, end of year                        330,711    1,412,548    5,615,912
                                                           ==========   ==========   ==========
(a) Additional information
      Interest paid                                            70,938           --           --
                                                           ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

SAND Technology Inc. and subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND DNA Access and the SAND DNA Analytics, are designed to provide an efficient and cost-effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing.

There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the "going concern" assumption. These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. The adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary for these consolidated financial statements.

2 - ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Actual results may differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SAND Technology Inc. and its wholly-owned subsidiaries which are located in Germany, United Kingdom, Ireland and United States. All intercompany transactions and balances have been eliminated.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

Revenue from the sale of software licence agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (VSOE) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.

Revenues from consulting and training services not considered as part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include unrestricted cash and highly liquid investments purchased with an original maturity of three months or less.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                               PERIODS
                          ----------------

Furniture and equipment            5 years
Computer equipment                 3 years
Leasehold improvements      Over the lease
                          term of 10 years

OTHER ASSETS

CONTRACT COSTS

Contract costs are comprised of an amount paid upon the transfer of a long-term service contract and is amortized ratably over the term of the contract ending in 2008.

IMPAIRMENT OF LONG-LIVED ASSETS

Capital assets and intangible assets subject to amortization are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment loss equivalent to the excess of the carrying amount of a long-lived asset over its fair value must be recognized.

SHARE ISSUANCE COSTS

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

RESEARCH AND DEVELOPMENT COSTS

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

INCOME TAXES

The Corporation uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Corporation records a valuation allowance for future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

DEFERRED CREDITS

Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

FOREIGN CURRENCY TRANSLATION

Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated at the rate in effect at the balance sheet date.

The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date. Non-monetary items are translated at the historical rate. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of revenue and expenses relating to non-monetary assets and liabilities, which are translated at the historical rate. Gains and losses are included in operations for the year.

LOSS PER SHARE

Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options and warrants is determined using the treasury stock method.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

In 2004, the Corporation early-adopted the recommendations of the CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS (CICA) HANDBOOK Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis, effective August 1, 2003, as permitted by the standard.

Prior to August 1, 2003, the Corporation recorded no compensation cost on stock options granted to employees (see Note 7b).

GUARANTEES

In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline No. 14.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations.

In addition, the Corporation has provided warranties as part of the sale of its subsidiary for claims against it related to conditions existing prior to the sale.

ASSET RETIREMENT OBLIGATIONS

As of August 1, 2004, the Corporation adopted the CICA HANDBOOK Section 3110, "Asset Retirement Obligations", which focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

ADOPTION OF NEW ACCOUNTING POLICIES

2007

STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING
DATE

In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, "Stock-based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC-162 requires that i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date, and ii) compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This abstract is to be applied retroactively, with restatement of prior periods, and is effective for interim periods beginning on or after December 1, 2006. The adoption of EIC-162 did not have a material impact on the Corporation's financial statements.

2006

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Accounting Guideline No. 15 (AcG-15), "Consolidation of Variable Interest Entities", presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control and on a basis other than ownership of voting interests. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Corporation's results from operations or financial position.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

The CICA issued revisions to Section 3860 of the CICA HANDBOOK, "Financial Instruments - Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions came into effect for years beginning on or after January 1, 2005. The Corporation did not have any instruments with these characteristics per such years.

NON-MONETARY TRANSACTIONS

The CICA issued revisions to Section 3831 of the CICA HANDBOOK, "Non-monetary Transactions". The revisions replace the current exception from measurement of a non-monetary transaction at fair value for non-monetary exchanges which do not represent the culmination of the earnings process, with an exception based on whether the transaction has commercial substance. These revisions apply to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. The revisions did not have an impact on the Corporation's consolidated financial statements.

FUTURE ACCOUNTING CHANGES

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

The CICA issued CICA HANDBOOK Sections 3855, "Financial Instruments - Recognition and Measurement" and 3861, "Financial Instruments - Disclosure and Presentation". These Sections are effective for annual and interim periods beginning on or after October 1, 2006. They establish the standards for recognition, measurement disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These Sections require that
i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this Section on the consolidated financial statements.

HEDGES

The CICA recently issued CICA HANDBOOK Section 3865, "Hedges". The Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this Section on the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

The CICA recently issued CICA HANDBOOK Section 1530, "Comprehensive Income". The
Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to CICA HANDBOOK Section 3250, "Surplus", and reissued it as Section 3251, "Equity". The Section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, "Comprehensive Income".

Adopting these sections on August 1, 2007 will require the Corporation to begin reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

-    Comprehensive income and its components;

-    Accumulated other comprehensive income and its components.

ACCOUNTING CHANGES

The CICA issued revisions to Section 1506 of the CICA HANDBOOK, "Accounting Changes". The revisions established criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The revisions are effective for annual and interim periods statements relating to years beginning on or after January 1, 2007. The Corporation is currently evaluating the impact of this Section on the consolidated financial statements.

The CICA has issued the following new CICA HANDBOOK sections which are effective for interim periods beginning on or after October 1, 2007:

FINANCIAL INSTRUMENTS - DISCLOSURES

Section 3862, "Financial Instruments - Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. The Corporation is currently evaluating the impact of the adoption of this new Section on the consolidated financial instruments.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS - PRESENTATION

Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments - Disclosure and Presentation". The Corporation is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

CAPITAL DISCLOSURES

Section 1535, "Capital Disclosures", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Corporation is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

3 - CAPITAL ASSETS

                                         2007
                          ----------------------------------
                                       Accumulated
                             Cost     amortization     Net
                          ---------   ------------   -------
                              $             $           $
Furniture and equipment     320,113       320,002        111
Computer equipment          628,301       546,539     81,762
Leasehold improvements      287,610       187,814     99,796
                          ---------     ---------    -------
                          1,236,024     1,054,355    181,669
                          =========     =========    =======

                                         2006
                          ----------------------------------
                                       Accumulated
                             Cost     amortization     Net
                          ---------   ------------   -------
                              $             $           $
Furniture and equipment     320,113      320,002         111
Computer equipment          587,571      485,540     102,031
Leasehold improvements      287,610      158,385     129,225
                          ---------      -------     -------
                          1,195,294      963,927     231,367
                          =========      =======     =======

Amortization expense of capital assets amounted to $90,428 in 2007 ($137,608 in 2006).

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

4 - OTHER ASSETS

                                        2007
                          --------------------------------
                                     Accumulated
                            Cost    amortization     Net
                          -------   ------------   -------
                             $            $           $
Contract costs            471,100      360,253     110,847
                          =======      =======     =======

                                        2006
                          --------------------------------
                                     Accumulated
                            Cost    amortization     Net
                          -------   ------------   -------
                             $            $           $
Contract costs            471,100      249,407     221,693
                          =======      =======     =======

Amortization expense of contract costs amounted to $110,846 in 2007 ($110,847 in 2006).

5 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                 2007        2006
                                               ---------   -------
                                                   $          $
Trade accounts                                   815,737   471,492
Accrued payroll payable and related expenses      98,769   104,531
Other                                            161,610   134,859
                                               ---------   -------
                                               1,076,116   710,882
                                               =========   =======

6 - DUE TO A SHAREHOLDER

During the year 2007, the Corporation formalized the conditions pertaining to a loan obtained from a significant shareholder who is also the President and Chief Executive Officer. Following such, the loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts ($429,461 owed from services rendered prior to 2002 and $320,683 for services rendered in 2006). The loan bears interest at 15%. In conjunction with the ratification of the loan agreement, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK

A) AUTHORIZED

2007 TRANSACTIONS

During the year, the Corporation concluded a private placement and issued 1,500,000 common shares at a price of US$0.40 per share for a total cash proceeds of $675,795. In addition, the Corporation issued 750,000 warrants entitling two shareholders to purchase up to 750,000 shares of the Corporation at a price of US$0.60 for three years.

The fair value of the warrants at the time they were granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield                --
Expected volatility           90%
Risk-free interest rate      4.4%
Expected life             3 years

The fair value of the warrants at the time they were granted was estimated at $170,110. This amount was recorded as contributed surplus.

B) STOCK OPTION PLANS

The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the OTC BB on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is 20 years.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK (CONTINUED)

The following table summarizes information about the Corporation's stock options as at July 31, 2007, 2006 and 2005:

                                           2007                   2006                   2005
                                   --------------------   --------------------   --------------------
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                                AVERAGE                AVERAGE                AVERAGE
                                   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                    OPTIONS      PRICE     OPTIONS      PRICE     OPTIONS      PRICE
                                   ---------   --------   ---------   --------   ---------   --------
                                     (000s)       $US       (000s)       $US       (000s)      $US
Outstanding, beginning of year       1,041       1.59       1,121       2.10       1,478       2.15
Granted                                288       1.00         133       1.00         163       1.00
                                     -----                  -----                  -----
                                     1,329                  1,254                  1,641
Forfeited                              160       1.00         213       3.95         520       1.89
                                     -----                  -----                  -----
Outstanding, end of year             1,169       1.52       1,041       1.59       1,121       2.10
                                     =====                  =====                  =====
Options exercisable, end of year       728       1.79         609       1.84         622       2.61
                                     =====                  =====                  =====

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK (CONTINUED)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of July 31, 2007:

                                          OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                           ------------------------------------------------   ---------------------------
                                            WEIGHTED
                                             AVERAGE            WEIGHTED                      WEIGHTED
                           NUMBER OF      REMAINING LIFE         AVERAGE       NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICES    OPTIONS          (YEARS)         EXERCISE PRICE     OPTIONS    EXERCISE PRICE
------------------------   ---------   -------------------   --------------   ----------   --------------
                             (000s)                               US$           (000s)           US$
Less than US$1.00              160             8.98               0.69           160            0.69
US$1.00 to US$1.49             844            16.96               1.02           410            1.04
US$3.00 to US$3.99              20             8.98               3.37            20            3.37
US$4.00 to US$4.99              30            10.49               4.63            30            4.63
US$5.00 to US$5.99             105            14.50               5.07            98            5.08
US$6.00 to US$6.99              10            12.06               6.28            10            6.28
                             -----                                               ---
                             1,169            15.30               1.52           728            1.79
                             =====                                               ===

The following table presents the weighted average assumptions used to determine the stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2007, 2006 and 2005, using the Black-Scholes option pricing model:

                              2007        2006       2005
                            --------    --------   --------
Compensation cost           $ 32,000    $ 29,000   $ 25,000
Fair value                  $ 74,300    $ 31,350   $ 92,170
Dividend yield                    --          --         --
Expected volatility               90%         90%        90%
Risk-free interest rate          4.0%        3.5%       3.3%
Expected life                7 years     7 years    7 years
Number of options granted    287,500     133,000    162,500

For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair value of the stock options at grant dates consistently with the method recommended under CICA HANDBOOK Section 3870, the Corporation's earnings would have been reported at the pro-forma amounts indicated below:

                                                2007         2006         2005
                                             ----------   ----------   ----------
                                                  $            $           $
Net loss, as reported                        (2,526,524)  (3,926,921)  (7,363,054)
Fair value of stock-based compensation          (55,380)     (56,796)    (103,603)
                                             ----------   ----------   ----------
Pro-forma net loss                           (2,581,904)  (3,983,717)  (7,466,657)
                                             ==========   ==========   ==========
Pro-forma basic and diluted loss per share        (0.20)       (0.31)       (0.58)
                                             ==========   ==========   ==========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK (CONTINUED)

The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Dividend yield                 --
Expected volatility            87%
Risk-free interest rate       4.8%
Expected life             7 years

C)   WARRANTS

The following table summarizes information about the Corporation's stock warrants described in Notes 6 and 7 as at July 31, 2007:

                                                                   WEIGHTED
                                                                    AVERAGE         WEIGHTED
                                                    NUMBER OF   REMAINING LIFE       AVERAGE
                                                     WARRANTS       (YEARS)      EXERCICE PRICE
                                                    ---------   --------------   --------------
                                                                                       US$
Granted, outstanding and exercisable, end of year    853,061          2.8              0.58
                                                     =======          ===              ====

D)   LOSS PER SHARE

Options and warrants described in Notes 6 and 7 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

8 - RESEARCH AND DEVELOPMENT

The net amounts of research and development expenses presented in the consolidated statements of operations have been determined as follows:

                                       2007        2006        2005
                                    ---------   ---------   ---------
                                        $           $           $
Research and development expenses   2,315,146   2,541,950   3,472,102
Government assistance
   Investment tax credits (a)        (100,000)   (100,000)   (200,000)
                                    ---------   ---------   ---------
                                    2,215,146   2,441,950   3,272,102
                                    =========   =========   =========

(a) The investment tax credits recorded by the Corporation are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

Investment tax credits in accounts receivable as at July 31, 2007 amounted to $100,000 ($100,000 in 2006).

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

9 - INCOME TAXES

The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                         2007        2006         2005
                                                       --------   ----------   ----------
                                                           $           $            $
Income tax recovery at Canadian statutory rates        (785,000)  (1,257,000)  (2,368,000)
Non-recording of benefit from losses carried forward   (785,000)  (1,257,000)  (2,368,000)
                                                       --------   ----------   ----------
                                                             --           --           --
                                                       ========   ==========   ==========

The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                  2007          2006
                              -----------   -----------
                                   $             $
Future tax assets
   Losses carried forward      14,000,000    15,000,000
   Capital assets                 173,000       150,000
   Research and development     4,000,000     3,400,000
                              -----------   -----------
                               18,173,000    18,550,000
Future tax liabilities
   Investment tax credits          64,000        64,000
                              -----------   -----------
                               18,109,000    18,486,000
Less: valuation allowance     (18,109,000)  (18,486,000)
                              -----------   -----------
Net future income taxes                --            --
                              ===========   ===========

The Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial tax purposes as well as for American, British and German tax purposes of approximately $16,000,000 and $14,000,000, US$21,000,000, (pound)500,000 and (euro)3,500,000, respectively, expiring at various dates to 2021. In addition, the Corporation has unclaimed research and development expenditures carried forward of approximately $14,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,800,000, which can be applied against future federal income taxes payable, expiring at various dates to 2017. The benefits of these items have not been recognized in the financial statements.

10 - COMMITMENTS

The Corporation is committed under operating leases through 2011 for the rental of buildings for a total amount of $1,090,005. The minimum payments due in each of the forthcoming years are as follows:

            $
       ---------
2008     407,498
2009     275,317
2010     244,314
2011     162,876
       ---------
       1,090,005
       =========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

11 - SEGMENTED INFORMATION

The Corporation has two reportable geographic segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                              North America     Europe       Total
                              -------------   ----------   ----------
                                    $              $            $
2007
   Revenue                      1,941,034      4,787,506    6,728,540
   Loss before income taxes    (3,789,146)     1,262,622   (2,526,524)
   Identifiable assets            795,121      1,562,027    2,357,148
   Capital assets                 128,395         53,274      181,669
   Other assets                        --        110,847      110,847
2006
   Revenue                      1,634,977      3,842,508    5,477,485
   Loss before income taxes    (3,924,363)        (2,558)  (3,926,921)
   Identifiable assets          1,630,134      1,814,987    3,445,121
   Capital assets                 157,101         74,266      231,367
   Other assets                        --        221,694      221,694
2005
   Revenue                      2,899,252      3,196,781    6,096,033
   Loss before income taxes    (5,965,661)    (1,397,393)  (7,363,054)
   Identifiable assets          6,538,484      1,396,046    7,934,530
   Capital assets                 251,128         45,607      296,735
   Other assets                        --        332,541      332,541

12 - SIGNIFICANT CUSTOMERS

For the year ended July 31, 2007, the Corporation generated approximately 12% and 14% of its revenue from two customers from Europe (10% from one customer in 2006 and 20% from two customers in 2005).

13 - FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the short-term financial assets and liabilities approximates their carrying amount given that they will mature shortly.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

13 - FINANCIAL INSTRUMENTS (CONTINUED)

CONCENTRATION OF CREDIT RISK

The financial instruments that potentially expose the Company to credit risk are primarily trade accounts receivable. As at July 31, 2007, one customer represented 52% (two customers represented 55% in 2006) of accounts receivable.

CURRENCY RISK

The Corporation operates internationally and is exposed to market risk principally due to changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

As at July 31, 2007 and 2006, the Corporation's current assets and liabilities denominated in foreign currencies are as follows:

                            2007                      2006
                  -----------------------   -----------------------
                   Current      Current      Current      Current
                    assets    liabilities     assets    liabilities
                  ---------   -----------   ---------   -----------
                      $            $            $            $
U.S. dollars        386,956     239,049       115,133   226,494
Pounds sterling   1,038,036   1,007,192     1,379,555   912,955
Euros               421,477     454,423       489,476   307,795

CORRESPONDING FIGURES

Certain figures for 2006 were reclassified to conform to the presentation adopted in 2007.

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES

Differences between Canadian and U.S. GAAP are not material in the Corporation's consolidated financial statements with the exception of the following:

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Effective August 1, 2005, the Corporation adopted SFAS No. 123 (R) using the modified prospective transition method. Under this transition method, stock-based compensation is recognized for all stock-based awards granted on or after August 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of August 1, 2005. Compensation expense for the unvested awards are measured based on the fair value of the awards previously calculated in accordance with the provisions of SFAS No. 123.

The impact of adopting SFAS No. 123 (R) was to increase the stock-based compensation expense by $86,572 and $198,191 and increase net loss by the same amount in 2007 and 2006, respectively.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity on the Company's financial statements. The technical interpretation of U.S. GAAP, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", currently requires share purchase warrants with an exercise price denominated in a currency other than its functional currency be classified and accounted for as a financial liability. The impact for fiscal year 2007 was to increase net loss by $311,433 and increase liabilities by the same amount, and decrease contributed surplus by $170,110.

The following table provides a reconciliation of the net loss and the contributed surplus and deficit under Canadian GAAP to U.S. GAAP:

                                                             2007          2006
                                                         -----------   -----------
                                                              $             $
Net loss in accordance with Canadian GAAP                 (2,526,524)   (3,926,921)
Additional compensation expense under SFAS No. 123 (R)       (86,572)     (198,191)
Mark-to-market loss on share purchase warrants              (311,433)
                                                         -----------   -----------
Net loss in accordance with U.S. GAAP                     (2,924,529)   (4,125,112)
                                                         ===========   ===========
Basic and diluted loss per share, U.S. GAAP                    (0.22)        (0.32)
                                                         ===========   ===========
Contributed surplus in accordance with Canadian GAAP         305,110       103,000
Additional compensation expense under SFAS No. 123 (R)        86,572       198,191
Share purchase warrants under Canadian GAAP                 (170,110)
                                                         -----------   -----------
Contributed surplus in accordance with U.S. GAAP             221,572       301,191
                                                         ===========   ===========
Deficit in accordance with Canadian GAAP                 (39,717,502)  (37,190,978)
Additional compensation expense under SFAS No. 123 (R)       (86,572)     (198,191)
Mark-to-market loss on share purchase warrants              (311,433)
                                                         -----------   -----------
Deficit in accordance with U.S. GAAP                     (40,115,507)  (37,389,169)
                                                         ===========   ===========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

The following items present other supplementary disclosures required under U.S. GAAP.

Accounts receivable are net of allowance for doubtful accounts of $9,068 (nil in 2006).

The amortization expense of contract costs for the next year will be $110,847.

Under U.S. GAAP, research and development investment tax credits (see Note 8) would be classified as a reduction of the income tax expense instead of a reduction of the related research and development expenses.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Corporation for the years presented.

COMPREHENSIVE INCOME

The Corporation has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income (loss), plus certain other items that are recorded directly to shareholders' equity such as foreign currency translation adjustment.

STOCK-BASED COMPENSATION

The Corporation accounts for its stock-based compensation for options granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". U.S. GAAP required companies that follow this method to make pro-forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis.

The following table presents net loss and net loss per share in accordance with U.S. GAAP on a pro-forma basis, giving effect to the pro-forma compensation expense relating to stock options granted to employees after July 1, 1994 and prior to August 1, 2003, in accordance with SFAS No. 123.

                                                        2005
                                                     ----------
                                                          $
Net loss in accordance with U.S. GAAP, as reported   (7,363,054)
Pro-forma expense                                      (460,948)
                                                     ----------
Pro-forma net loss                                   (7,824,002)
                                                     ==========
Pro-forma basic and diluted loss per share                (0.61)
                                                     ==========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

SFAS No. 123 requires that the pro-forma compensation expense be recognized over the service period based on the fair value of options granted to employees. The pro-forma compensation expense presented above has been estimated using the Black-Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal year 2003:

Dividend yield                                              --
Volatility factor of the expected market price of the
   Corporation's common stock                               87%
Risk-free interest rate                                    4.8%
Expected life                                           7 years

ADOPTION OF NEW ACCOUNTING POLICIES

2006

ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS - AN INTERPRETATION OF FASB STATEMENT NO. 143

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - An Interpretation of FASB Statement No. 143" (FIN 47), which required a company to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2006. The adoption of FIN 47 did not have an impact on the Corporation's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29". This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. The standard is applicable for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have an impact on the Corporation's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2007. The adoption of SFAS No. 154 did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

In September 2006, the SEC released Staff Accounting Bulletin (SAB) 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 expresses the SEC staff's views on the process of quantifying potential financial statement misstatements. In general, companies have used two common approaches to quantify errors. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a "dual approach"). Thus companies must adjust the financial statements when either approach results in quantifying a misstatement that is deemed material after considering all relevant quantitative and qualitative factors. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of the SAB 108 did not have any impact on the Corporation's consolidated financial statements.

RECENT PRONOUNCEMENTS

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies SFAS No. 109, "Accounting for Income Taxes", to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in a company's financial statement. FIN 48 is effective for fiscal year beginning after December 15, 2006. The Corporation is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB recently issued SFAS No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. The Corporation is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results.

In 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", to address earning volatility caused by existing accounting standards that require related financial assets and liabilities to be measured using different measurement attributes (such as historical cost and fair value). Previously, companies could mitigate this accounting mismatch by applying complex hedge accounting. This statement is intended to improve financial reporting by giving all companies the option to recognize most financial assets and liabilities and certain items at fair value. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Corporation is currently evaluating if it's elected or not.

DIRECTORS AND OFFICERS

DIRECTORS

ARTHUR G. RITCHIE
Chairman of the Board, President and Chief Executive Officer of SAND

WAYNE MUSSELMAN
Accountant and Business Consultant

DOUGLAS S. PRYDE
Barrister & Solicitor

MARTIN SHINDLER
Accountant and Business Consultant

GEORGE WICKER
Attorney and Business Consultant

AUDIT COMMITTEE

WAYNE MUSSELMAN (Chairman)

DOUGLAS S. PRYDE

MARTIN SHINDLER

OFFICERS

ARTHUR G. RITCHIE
Chairman of the Board, President and Chief Executive Officer of SAND

GILLES THERRIEN
Vice-President, Finance and Administration, and Chief Financial Officer of SAND

GEORGES DUBE
Corporate Secretary

SHAREHOLDERS' INFORMATION

EXECUTIVE OFFICE
SAND Technology Inc.
215 Redfern Avenue
Suite 410
Westmount, Quebec
CANADA H3Z 3L5

UNITED STATES
SAND Technology Corporation
754 A Lexington Avenue
Kenilworth
New Jersey 07033
U.S.A.

IRELAND
SAND Technology (Ireland) Limited
6 Fitzwilliam Square
Dublin 2
IRELAND

Wendy Greenford
Managing Director

UNITED KINGDOM
SAND Technology Limited
Quatro House
Frimley Road
Camberley, Surrey
GU16 7ER
UNITED KINGDOM

Haydn Lewis
Managing Director

GERMANY
SAND Technology Deutschland GmbH
Chilehaus A, Fischertwiete 2
D-20095 Hamburg
GERMANY

Roland Markowski
Managing Director

AUDITORS
Raymond Chabot Grant Thornton LLP
Montreal, Quebec, Canada

TRANSFER AGENTS
CIBC Mellon Trust Company
2001 University Street
Suite 1600
Montreal, Quebec
CANADA H3A 2A6

INVESTOR RELATIONS
Inquiries may be directed to
de Jong & Associates, sndt@dejong.org
(760) 943-9065

STOCK TRADING INFORMATION

The Corporation's Class A Common Shares are traded on The OTC Bulletin Board under the trading symbol SNDTF.OB

FORM 20-F

The Corporation's Annual Report on Form 20-F as filed with the Securities and Exchange Commission and our quarterly reports are available without charge, upon written request addressed to the Vice President and Chief Financial Officer at the Corporation's Executive Office or on our website at www.sand.com.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, January 29, 2008, at the offices of Lavery, de Billy, 1 Place Ville Marie, 40th Floor, Montreal, Quebec, Canada.

CANADA
SAND TECHNOLOGY INC.
[CORPORATE HEADQUARTERS]

215 Redfern, Suite 410
Westmount, Quebec
H3Z 3L5
Tel: (514) 939-3477
Fax: (514) 939-2042
Web: www.sand.ca

UNITED STATES
SAND TECHNOLOGY CORP.

754 A Lexington Avenue
Kenilworth, New Jersey
07033
Tel: (906) 245-4537
Web: www.sand.com

UNITED KINGDOM
SAND TECHNOLOGY CORP.

Quatro House
Frimley Road
Camberley
Surrey Gu16 7ER
Tel: +44 (0) 1276 804604
Fax: +44 (0) 8703511715
Web: www.sand.com

GERMANY
SAND TECHNOLOGY
DEUTSCHLAND GMBH

Chilehaus A
Fischertwiete 2
D-20095 Hamburg
Tel: +49 (0)40 32005 836
Fax: +49 (0)40 32005 601
Web: www.sand.com/de

                              SAND TECHNOLOGY INC.
                          215 Redfern Avenue Suite 410
                        Westmount, Quebec, Canada H3Z 3L5

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the Annual Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Tuesday, January 29, 2008 at 10:00 o'clock (Montreal time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2007, together with the Report of the Auditors thereon;

2. to elect five (5) directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;

3. to appoint Raymond Chabot Grant Thornton LLP, Chartered Accountants, to the office of Auditor for the fiscal year 2008 and to authorize the Board of Directors to fix the remuneration of the Auditor; and

4. to transact such further and other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Additional information relating to the matters to be put before the Meeting is set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 17th day of December 2007.

                                        BY ORDER OF THE BOARD OF DIRECTORS,


                                        /s/ Arthur G. Ritchie
                                        ----------------------------------------
                                        Arthur G. Ritchie
                                        Chairman of the Board
                                        President and Chief Executive Officer

THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON FRIDAY, DECEMBER 28, 2007 AS THE RECORD DATE FOR THE DETERMINATION OF THE SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT THE MEETING. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5:00 P.M. (EST) ON FRIDAY, JANUARY 25, 2008 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                              SAND TECHNOLOGY INC.
                          215 Redfern Avenue Suite 410
                        Westmount, Quebec, Canada H3Z 3L5
                            Telephone: (514) 939-3477

                            MANAGEMENT PROXY CIRCULAR

                             SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION" OR "SAND") OF PROXIES FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF SAND TO BE HELD AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, ON TUESDAY, JANUARY 29, 2008 AT 10:00 O'CLOCK (MONTREAL TIME) IN THE MORNING (THE "MEETING") FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS ("NOTICE OF MEETING") OR AT ANY ADJOURNMENT OF THE MEETING. THE INFORMATION CONTAINED IN THIS CIRCULAR IS GIVEN AS AT DECEMBER 17, 2007, EXCEPT WHERE OTHERWISE NOTED. ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED.

     The solicitation of proxies by the Corporation will be primarily done by mail but proxies may also be solicited in person or by telephone by directors, officers, employees or agents of the Corporation or its subsidiaries, or by CIBC Mellon Trust Company, its transfer agent. The Corporation may retain and pay a fee to one or more other professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. All costs of the solicitation will be borne by the Corporation. This Management Proxy Circular and the accompanying Form of Proxy and Annual Report to Shareholders are expected to be first mailed to shareholders on or about DECEMBER 31, 2007.

APPOINTMENT OF PROXYHOLDERS

     The persons named in the enclosed Form of Proxy are Directors or Officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR AN OFFICER) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO BY CROSSING OUT THE NAMES PRINTED ON THE FORM OF PROXY AND INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. The shareholder may direct that the shares of the shareholder be voted for, or against, or be withheld from voting on matters specified in the proxy, by marking the Form of Proxy as appropriate.

     The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s). A FORM OF PROXY WILL ONLY BE VALID IF IT IS DULY COMPLETED, SIGNED, DATED AND RECEIVED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT OF SAND, NAMELY CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT # 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5 P.M. (EST) ON FRIDAY, JANUARY 25, 2008 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

VOTING BY NON-REGISTERED SHAREHOLDERS

     THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS BECAUSE A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR CLASS A COMMON SHARES OF SAND (THE "COMMON SHARES") IN THEIR OWN NAME.

     Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common Shares in their own name but through a broker, an intermediary or other nominee (such shareholders being called "Non-Registered Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Non-Registered Shareholder by a broker, intermediary or other nominee, then, in almost all cases, the name of such Non-Registered Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker, intermediary or other nominee. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by the broker, intermediary or nominee and can only be voted by them in accordance with instructions received from Non-Registered Shareholders. AS A RESULT, NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY DIRECT THE VOTING OF THEIR COMMON SHARES IN ACCORDANCE WITH THOSE INSTRUCTIONS.

     Applicable regulatory policies require brokers, intermediaries and other nominees to seek voting instructions from Non-Registered Shareholders in advance of meetings of shareholders. Each broker, intermediary or other nominee has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Non-Registered Shareholder by the broker, intermediary or other nominee of such shareholder is limited to instructing the registered holder of the relevant Common Shares on how to vote such Common Shares on behalf of the Non-Registered Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Broadridge. ADP Broadridge typically supplies a voting instruction form, mails those forms to Non-Registered Shareholders and asks the Non-Registered Shareholder to return the forms to ADP Broadridge or follow specific telephone or other voting procedures. ADP Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of Common Shares at the Meeting. Since Sand does not have access to the names of its Non-Registered Shareholders, if you attend the Meeting, Sand will have no record of your shareholdings or of your entitlement to vote, unless your broker, intermediary or other nominee has appointed you as a proxy holder. Therefore, if you are a Non-Registered Shareholder and wish to vote in person at the Meeting, you should insert your name in the space provided on the request for voting instructions or the form of proxy you send to your broker, intermediary or other nominee. By doing so, you, as a Non-Registered Shareholder, are instructing your broker, intermediary or other nominee to appoint you as proxy holder. You should follow the signature and return instructions provided by your broker, intermediary or other nominee. You should not complete the voting instructions on the form since you will be voting at the Meeting. A NON-REGISTERED SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM ADP BROADRIDGE CANNOT USE THAT FORM TO VOTE HIS/HER COMMON SHARES DIRECTLY AT THE MEETING. INSTEAD, THE VOTING INSTRUCTION FORM MUST BE RETURNED TO ADP BROADRIDGE OR ALTERNATE VOTING PROCEDURES MUST BE COMPLETED WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH COMMON SHARES ARE VOTED.

     NON-REGISTERED SHAREHOLDERS SHOULD FOLLOW THE INSTRUCTIONS ON THE FORMS THEY RECEIVE AND CONTACT THEIR INTERMEDIARIES PROMPTLY IF THEY NEED ASSISTANCE.

REVOCATION OF PROXIES

     A shareholder who has given a proxy may revoke the proxy at any time prior to its use by (a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company, as described above; (b) depositing an instrument in writing properly executed by the shareholder authorized in writing: (i) at the office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or (c) in any other manner permitted by law.

     Non-Registered Shareholders who wish to revoke a voting instruction form should communicate with their broker, intermediary or other nominee as to the procedure to be followed to effect such revocation.

VOTING OF SHARES

     The persons named in the enclosed Form of Proxy will vote for or against or withhold from voting the Common Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the shareholder appointing them and, if a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY:

     - FOR the election as directors of the nominees whose names are set out under the heading "Election of Directors";

     - FOR the appointment of Raymond Chabot Grant Thornton LLP to the office of Auditor of the Corporation and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor.

     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING. AS OF THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS NOT NOW KNOWN TO THE MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE COMMON SHARES REPRESENTED BY THE PROXIES HEREBY

SOLICITED WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

                              FINANCIAL STATEMENTS

     The Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2007 and the Report of the Auditors thereon, which will be placed before the shareholders at the Meeting, are contained in the 2007 Annual Report of the Corporation which is being mailed together with this Management Proxy Circular and Form of Proxy. No vote by the shareholders with respect to the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2007 and the Report of the Auditors thereon is required or proposed to be taken.

                                  VOTING SHARES

     The Common Shares of the Corporation are the only shares entitled to vote at the Meeting. Each Common Share carries one vote. On December 17, 2007, there were 14,318,189 Common Shares outstanding.

     The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of not less than 33 1/3% of the shares entitled to vote at the meeting are present in person or represented by proxy. Shares represented at the Meeting in person or by proxy will be counted toward the existence of a quorum notwithstanding their abstention or non-vote on certain matters. Abstentions and non-votes with respect to a particular proposal will not be counted toward the total number of votes cast, in determining whether the proposal receives the necessary approval.

     THE BOARD OF DIRECTORS OF SAND (THE "BOARD OF DIRECTORS" OR THE "BOARD") FIXED THE CLOSE OF BUSINESS ON FRIDAY, DECEMBER 28, 2007 AS THE RECORD DATE (THE "RECORD DATE") FOR THE PURPOSE OF DETERMINING SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT, THE MEETING, but the failure of any shareholder to receive a Notice of Meeting does not deprive the shareholder of a vote at the Meeting. If a person has acquired shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of his or her name in the list of shareholders not later than ten
(10) days before the date of the Meeting.

                       PRINCIPAL HOLDERS OF VOTING SHARES

     As at December 17, 2007, the following are the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than ten percent (10%) of the votes attached to the shares of the Corporation:

                    NUMBER OF COMMON SHARES      PERCENTAGE OF COMMON
                      BENEFICIALLY OWNED,     SHARES BENEFICIALLY OWNED,
                     CONTROLLED OR DIRECTED     CONTROLLED OR DIRECTED
                    -----------------------   --------------------------
ARTHUR G. RITCHIE          3,598,388                     25.1%

                INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON

     No director, officer or associate of a director or officer nor, to the knowledge of the directors or Management of the Corporation after having made reasonable inquiry, any person who beneficially owns, directly or indirectly, more than 10% of the Common Shares outstanding as at the date of this Management Proxy Circular, or any associate or affiliate of such person, has any material interest, direct or indirect, in the matters to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS

     Pursuant to the Articles and By-laws of the Corporation and the requirements of the CANADA BUSINESS CORPORATIONS ACT under which the Corporation is organized, the Board of Directors shall consist of not fewer than three (3) and not more than eleven (11) directors. The Board of Directors has fixed the number of directors to be elected at five (5). Proxies cannot be voted for a greater number of persons than the number of nominees named.

     The following is a list of the nominees who have agreed to serve as directors until the close of the next annual meeting of shareholders or until their respective successors are duly elected or appointed. All the nominees are currently directors of the Corporation and have been directors since the dates indicated. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED BELOW, EACH OF WHOM IS PROPOSED AS NOMINEE FOR ELECTION AS A DIRECTOR. SUCH ELECTION WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE PROPOSED NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY INTEND TO VOTE FOR SUCH OTHER PROPERLY QUALIFIED NOMINEE, AS THEY, IN THEIR DISCRETION, DETERMINE.

     At least twenty-five percent of the directors must be Canadians within the meaning given to such term in the CANADA BUSINESS CORPORATIONS ACT.

     There is no contract, arrangement or understanding between any proposed nominee and any other person pursuant to which the nominee is to be elected.

     The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Information as to the five (5) nominees for election as directors is as follows:

                                                                      COMMON SHARES
                                                                   BENEFICIALLY OWNED OR
                                                                   OVER WHICH CONTROL OR
NAME                     PRINCIPAL OCCUPATION    DIRECTOR SINCE   DIRECTION IS EXERCISED
--------------------   -----------------------   --------------   ----------------------
ARTHUR G. RITCHIE      Chairman of the Board,         1983               3,598,388
Westmount, Quebec      President and Chief
Canada                 Executive Officer
                       of Sand

WAYNE MUSSELMAN (1)    Accountant and Business        2007                     Nil
Toronto, Ontario       Consultant
Canada

DOUGLAS S. PRYDE (1)   Barrister & Solicitor          2001                     Nil
Town of Mount Royal,
Quebec, Canada

MARTIN SHINDLER (1)    Accountant and                 1987                   2,140
Sarasota, Florida      Business Consultant
U.S.A.

GEORGE WICKER          Attorney and Business          1996                 274,950
Palm Beach Gardens,    Consultant
Florida
U.S.A.

(1)  Member of the Audit Committee

     Messrs. Musselman, Pryde and Shindler are non-management and unrelated directors and satisfy the current requirements of the Financial Industry Regulatory Authority relating to independence.

     The Board of Directors has determined that four (4) of its five (5) directors proposed for election at the Meeting are independent. An "independent" director is a director who is independent of management and free from any interest, any business or other relationship that could, or could reasonably be perceived to materially interfere with the ability of the director to act in the best interests of the Corporation, other than interests arising as a shareholder. Arthur G. Ritchie is not considered to be an independent director because he is an officer of the Corporation.

     The proposed directors are now directors of the Corporation and were elected to their present term of office by a vote of securityholders at an annual meeting of shareholders, the notice of which was accompanied by an information circular.

                            REMUNERATION OF DIRECTORS

     Each director, other than those directors who are salaried or otherwise compensated officers of Sand, is paid a basic annual retainer of $15,000 for serving as a Director. The Chairman of the Audit Committee is paid an additional $5,000 per year.

                             EXECUTIVE COMPENSATION

     During the most recently completed financial year ended July 31, 2007, the Corporation had three (3) Named Executive Officers, namely its Chairman of the Board, President and Chief Executive Officer, its Executive Vice President and its Vice President and Chief Financial Officer. No other person performed a policy-making function in respect of the Corporation.

     The following table sets forth all annual and long-term compensation awarded, paid to the Named Executive Officers of Sand during the three financial years of the Corporation ended July 31, 2007, 2006 and 2005:

                       COMPENSATION OF EXECUTIVE OFFICERS
                           SUMMARY COMPENSATION TABLE

                                  ANNUAL COMPENSATION               LONG TERM COMPENSATION
                            -------------------------------   ---------------------------------
                                                                       AWARDS           PAYOUTS
                                                              -----------------------   -------
                                                              SECURITIES   RESTRICTED
                                                                 UNDER      SHARES OR
                                                  OTHER        OPTIONS/    RESTRICTED                 ALL
NAME AND                                          ANNUAL         SARS         SHARE       LTIP        OTHER
PRINCIPAL            YEAR             BONUS    COMPENSATION     GRANTED       UNITS     PAYOUTS   COMPENSATION
POSITION            ENDED    SALARY    ($)          ($)           (#)          ($)        ($)          ($)
(A)                  (B)      (C)      (D)          (E)           (F)          (G)        (H)          (I)
-----------------   -----   -------   ------   ------------   ----------   ----------   -------   ------------
Arthur Ritchie       2007   150,000      Nil        Nil           Nil          Nil        Nil          Nil
Chairman of the      2006   150,000      Nil        Nil           Nil          Nil        Nil          Nil
Board, President     2005   218,153      Nil        Nil           Nil          Nil        Nil          Nil
and Chief
Executive Officer
Jerome               2007    68,000      Nil        Nil           Nil          Nil        Nil          Nil
Shattner*            2006   156,000      Nil        Nil           Nil          Nil        Nil          Nil
Executive Vice       2005   156,000      Nil        Nil           Nil          Nil        Nil          Nil
President
Gilles Therrien      2007   121,275      Nil        Nil           Nil          Nil        Nil          Nil
Vice President       2006   116,833   10,000        Nil           Nil          Nil        Nil          Nil
and Chief            2005   113,892   15,000        Nil           Nil          Nil        Nil          Nil
Financial Officer

* Mr. Shattner died on December 5, 2006.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

     There were no options granted to the Named Executive Officers of the Corporation to purchase or acquire securities of the Corporation during the most recently completed financial year ended July 31, 2007.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

     The Corporation has no long-term incentive plan.

AGGREGATED OPTIONS EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUE.

     The following table provides detailed information regarding options held by the Named Executive Officers as at July 31, 2007. No options were exercised by the Named Executive Officers during the year ended July 31, 2007.

                                                                              VALUE OF UNEXERCISED
                                               UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS AT
                                                   JULY 31, 2007                 JULY 31, 2007
                                            ---------------------------   ---------------------------
                   SECURITIES   AGGREGATE
                  ACQUIRED ON     VALUE
                    EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
NAME                  (#)          ($)          (#)            (#)            ($)            ($)
---------------   -----------   ---------   -----------   -------------   -----------   -------------
Arthur Ritchie         Nil         Nil            Nil           Nil           Nil         Nil
Jerome Shattner        Nil         Nil            Nil           Nil           Nil         Nil
Gilles Therrien        Nil         Nil         16,000         4,000           Nil         Nil

TABLE OF OPTION AND SARS REPRICINGS/CANCELLATIONS

     No stock options or stock granted to the Named Executive Officers for the most recently completed financial year were cancelled nor have any expired.

REPORT ON EXECUTIVE COMPENSATION

     The Board of Directors as a whole is responsible for approving all compensation paid by the Corporation to its directors and Named Executive Officers.

     The Corporation compensates its officers on an annual salary basis. The Corporation has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

     No amounts have been set aside or accrued by the Corporation or its subsidiaries to provide pension, retirement or similar benefits to its directors or Named Executive Officers.

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of

Directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

     On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Incentive Plan to extend the life of the 1996 Stock Incentive Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the Shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Incentive Agreement between an Optionee and the Corporation so that all options which were outstanding under the Incentive Plan on July 7, 2006 be exercisable during an additional period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which had vested on or prior to July 7, 2006.

     It is planned that the Incentive Plan be administered by the Governance, Nomination, Human Resources and Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The former Options Committee has been dissolved. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law. During fiscal year 2006, the duties of the Governance, Nomination, Human Resources and Compensation Committee were performed by the Board of Directors.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

     As at December 17, 2007, 332,500 options had been granted and remained outstanding under the Incentive Plan and 743,500 options remained available for grant.

     During the fiscal year ended July 31, 2007, the Committee granted options to purchase an aggregate of 117,500 Common Shares to six (6) employees at an exercise price of US$1.00 per share which were not less than the respective closing price of the Common Shares on the

OTC Bulletin Board on the day prior to the grant. 115,000 options were cancelled. No options were exercised.

     During the period August 1, 2007 to December 17, 2007, no options were granted, 227,000 were cancelled and no options were exercised.

1996 STOCK OPTION PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares, which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

     On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Option Plan to extend the life of the 1996 Stock Option Plan and of the options granted and outstanding under the Stock option Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the Shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Option Agreement between an Optionee and the Corporation so that the options granted and which were outstanding under the Option Plan on July 7, 2006 be exercisable during an additional period of ten (10) years from their original date of grant with immediate vesting for all those outstanding options which had vested on or prior to July 7, 2006.

     It is planned that the Option Plan be administered by the Governance, Nomination, Human Resources and Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. During fiscal year 2006, the duties of the Governance, Nomination, Human Resources and Compensation Committee were performed by the Board of Directors.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

     As at December 17, 2007, 604,500 options had been granted and remained outstanding under the Option Plan and 119,500 options remained available for grant.

     During the fiscal year ended July 31, 2007, the Committee granted options to purchase an aggregate of 170,000 Common Shares to nineteen (19) employees at an exercise price of US$1.00 per share which was not less than the respective closing prices of the Common Shares on the OTC Bulletin Board on the day prior to each grant. 35,000 options were cancelled. No options were exercised.

     During the period August 1, 2007 to December 17, 2007, no options were granted, 5,000 options were cancelled and no options were exercised.

SHARE AWARD PLAN

     On November 2, 2006, the Board of Directors of Sand established a Share Award Plan pursuant to which up to 1,000,000 Common Shares of the Corporation shall be issuable under the Share Award Program through direct and immediate issuances without any intervening option grants. Each such share issuance shall be evidenced by a Share Award Agreement that complies with the terms and conditions of the Share Award Plan, and which states the number of Common Shares being awarded, the restrictions imposed on the shares awarded under such Share Award Agreement and such other representations, agreements, terms or conditions as may be required or desirable by the Board of Directors of the Corporation. The Award Recipient shall obtain the rights and obligations of a shareholder of the Corporation with respect to the Common Shares of the Corporation awarded under the Share Award Agreement only upon vesting of the Award.

On August 28, 2007, the Board of Directors of the Corporation authorized the award of up to 665,000 Common Shares. Since then, the Corporation has awarded 652,500 Common Shares including grants which are dependant on the Award Recipients achieving certain defined objectives. Of the 652,500 Common Shares, a Named Executive Officer, namely Gilles Therrien, could receive up to 40,000 Common Shares and 41 employees could receive the balance of 612,500 Common Shares. Vested Common Shares shall be acquired by the Award Recipient upon payment of $0.001 per Common Share by the Award Recipient to the Corporation in the event the Award Recipient is in the employ of the Corporation on the vesting date of September 30, 2010 or upon a change in control of the Corporation.

EMPLOYMENT AGREEMENT

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of SAND, entered into an employment agreement ("the Agreement") with SAND upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Corporation. Mr. Ritchie was paid a base salary of $150,000, $150,000, and $218,153 during each of the fiscal years ended July 31, 2007, 2006 and 2005 respectively and the Board of Directors approved the payment of a cash bonus of $395,973 to Mr. Ritchie for the fiscal year ended July 31, 2003, of which $252,000 were paid during fiscal 2006. Mr. Ritchie does not hold any outstanding stock options, which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Corporation. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base Systems. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of Sand to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2008, it is anticipated that the employment of Mr. Ritchie will be automatically extended to January 1, 2009 on terms similar to those in the Agreement.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND OTHERS

     The directors and officers of Sand, and their associates, were not indebted to the Corporation or to any of its subsidiaries at any time since the beginning of the last completed fiscal year of the Corporation.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss and per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by the Corporation and amounts to approximately US$140,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     Following the fiscal year ended July 31, 2006, Arthur Ritchie, a director and officer of the Corporation, advanced the sum of $200,000 to the Corporation in December 2006 by way of return of his earnings received for the calendar year 2006 and made further advances of the sums of $401,150 to the Corporation in January 2007. These advances, together with the amount owed to Mr. Ritchie on July 31, 2006 amounted to $1,030,611. The Corporation entered into a loan agreement relative to this amount with Arthur Ritchie on May 11, 2007 pursuant to which the Corporation will pay interest at the rate of 15% per annum from February 1, 2007 on the amount of the loan at any time outstanding and issued one hundred and three thousand and sixty-one (103,061) warrants entitling Mr. Ritchie to purchase one Class A Common Share of the Corporation at a price of US$0.44. The amount of the loan is repayable within ninety (90) days of receipt of a written demand of payment from Arthur Ritchie or may be repaid at any time by the

Corporation, in whole or in part, without bonus or penalty. On May 25, 2007, $401,150 was applied to the purchase of units issued by the Corporation in a private placement transaction. During each of the months of August, October and November 2007, Arthur Ritchie made further advances to the Corporation totalling $317,537 of which $190,000 was cash and $127,537 was by way of return of his cumulative earnings received. In addition, the amount of the loan is incremented by the portion of entitled compensation never paid to Arthur Ritchie in the amount of $158,145. At November 30, 2007, the amount of the loan and advances outstanding is $1,105,143.

                              CORPORATE GOVERNANCE

     The Corporation has reviewed its corporate governance practices in light of the guidelines contained in National Instrument 58-201 - CORPORATE GOVERNANCE GUIDELINES of the Canadian Securities Administrators. The practices comply generally with the guidelines; however, the Board of Directors considers that some of the guidelines are not suitable for the Corporation given its size and current stage of development, and therefore, not all of these guidelines have been adopted.

     Governance processes of the Corporation are subject to ongoing review and assessment by the Board of Directors so as to maintain high standards of corporate governance in a rapidly changing environment.

     The Board of Directors and management believe that good corporate governance practices are an important factor to insure the overall success of the Corporation.

BOARD OF DIRECTORS

     Pursuant to the CANADA BUSINESS CORPORATIONS ACT, the Board of Directors is required to manage, or supervise the management of, the affairs and business of the Corporation. The principal responsibilities of the Board are to supervise and evaluate management, to oversee the conduct of the business of the Corporation, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

     The Board of Directors has adopted a Charter, which sets out the duties and responsibilities of the Board of Directors.

     The Board of Directors has also adopted Standards of Ethical Conduct, which apply to all directors and officers of the Corporation.

     During fiscal 2007, the Board of Directors held thirteen (13) meetings. All Directors who are proposed for election and were members of the Board, attended all Board meetings except George Wicker who was absent for one meeting and Martin Shindler who was absent for two meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established two committees: the Audit Committee and the Governance, Nomination, Human Resources and Compensation Committee which is empowered to carry out the duties of the former Options Committee which has been dissolved.

Committee members are appointed annually following the annual meeting of the shareholders of the Corporation.

     The Board of Directors has not established an Executive Committee.

AUDIT COMMITTEE

     Messrs. Musselman, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Musselman is Chairman of the Audit Committee. Mr. Musselman, Mr. Pryde and Mr. Shindler satisfy the current requirements of the Financial Industry Regulatory Authority relating to the independence and the qualification of the members of the Audit Committee.

     The Audit Committee reviewed its Charter and adopted on June 14, 2005 an amended and restated Charter that details its mandate. The text of the Charter is included as Schedule A to this Management Proxy Circular.

     During fiscal 2007, the Audit Committee held four (4) meetings. All members of the Audit Committee attended all meetings of the Committee except Martin Shindler who was absent for one meeting.

     The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Corporation. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Corporation and recommending whether such statements should be approved by the Board; (b) reviewing and approving the unaudited interim financial statements of the Corporation; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Corporation and, where necessary, the removal of the independent auditors of the Corporation; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Corporation; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Corporation; (f) monitoring and evaluating the independence and performance of the independent auditors of the Corporation; (g) pre-approving all non-audit services to be provided to the Corporation by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Corporation and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Corporation; (j) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation of the Corporation; (k) monitoring the compliance of the Corporation with legal and regulatory requirements related to financial reporting and disclosure; (l) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Corporation; (m) reviewing and ensuring the acceptability of the accounting principles of the Corporation; (n) identifying the principal financial risks of the Corporation;
(o) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

     The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. Any employee of the Corporation or its affiliates may submit a good faith complaint regarding accounting or auditing matters to the management of the Corporation without fear of dismissal or retaliation of any kind.

     It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the Auditor and Management of the Corporation. In performing its role, the Audit Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, accounts, facilities and personnel of the Corporation. The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.

GOVERNANCE, NOMINATION, HUMAN RESOURCES AND COMPENSATION COMMITTEE

     Messrs. Musselman, Pryde and Wicker, all of whom are non-management and unrelated directors, currently comprise the Governance, Nomination, Human Resources and Compensation Committee. Messrs. Musselman, Pryde and Wicker satisfy the current requirements of the Financial Industry Regulatory Authority relating to independence.

     The Governance, Nomination, Human Resources and Compensation Committee is governed by a formal Charter that details its mandate.

     The Governance, Nomination, Human Resources and Compensation Committee has the following duties and responsibilities: (a) developing, monitoring and ensuring the effectiveness of the corporate governance policies and practices of the Corporation; (b) identifying and selecting nominees for election of the Board of Directors of the Corporation and identifying and proposing to the Board of Directors candidates to fill in the vacancies on the Board of Directors; (c) ensuring the independence of the Board of Directors; (d) evaluating the effectiveness and performance of individual directors, the Board of Directors and its committees; (e) assisting the Board in setting the objectives for the Chief Executive Officer of the Corporation and evaluating his performance; (f) establishing human resources policies and practices, including compensation and recruitment policies and practices for senior management, as well as establishing levels of salary, bonus, benefits and incentives provided to executive officers of the Corporation and its affiliates; and (g) various other matters related to the foregoing as set out in the Charter of the Committee.

     During fiscal 2007 and thereafter, the Governance, Nomination, Human Resources and Compensation Committee met to evaluate a potential nominee as a director and to consider the financing alternatives available to the Corporation going forward, and it was agreed that the Chairman and Chief Executive Officer would continue to take the lead in this regard. The members of the Governance, Nomination, Human Resources and Compensation Committee also initiated the formation of a Special Committee of the Board of Directors composed of the non-management directors, namely Messrs. Musselman, Pryde, Shindler and Wicker, to receive a report from the Chairman and Chief Executive Officer on a weekly basis so as to monitor the sales pipeline and the cash flow projections.

STANDARDS OF ETHICAL CONDUCT

     As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Corporation. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Corporation of any waiver from these standards granted to the directors or officers of the Corporation in the quarterly report of the Corporation that immediately follows the grant of such waiver.

                            REPORT OF AUDIT COMMITTEE

     The Audit Committee is described in the section entitled "Corporate Governance" in this Management Proxy Circular.

     The following is the report of the Audit Committee with respect to the Audited Consolidated Financial Statements for the Corporation for the fiscal year ended July 31, 2007. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the SECURITIES ACT of 1933, as amended, or the SECURITIES EXCHANGE ACT of 1934, as amended, except to the extent that this report is specifically incorporated by reference in such filing.

     REVIEW WITH MANAGEMENT. The Audit Committee has reviewed and discussed with Management the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2007.

     REVIEW AND DISCUSSIONS WITH AUDITOR. The Audit Committee has discussed with Raymond Chabot Grant Thornton LLP, the Auditor of the Corporation, the matters required to be discussed by SAS61 (Codification of Statements on Accounting Standards) which include, among other items, matters related to the conduct of the audit of the financial statements of the Corporation.

     The Audit Committee has also received written disclosures and the letter from Raymond Chabot Grant Thornton LLP required by Independence Standards Board Standard No. 1 which relates to the independence of the Auditor from the Corporation and has discussed with Raymond Chabot Grant Thornton LLP its independence from the Corporation.

     CONCLUSION. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2007 be approved and that they be included in the Annual Report of Sand to its shareholders as well as in the Annual Report of Sand on Form 20-F and in any reports on Form 6-K to the Securities and Exchange Commission.

     This report is submitted by the members of the Audit Committee of the Board of Directors, namely:

Wayne Musselman, Chairman
Douglas Pryde
Martin Shindler

                             APPOINTMENT OF AUDITOR

     There will be submitted to the Meeting a resolution to re-appoint Raymond Chabot Grant Thornton LLP, Chartered Accountants, to the office of Auditor of Sand for a term expiring at the close of the next annual meeting of shareholders and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor. Representatives of Raymond Chabot Grant Thornton LLP will be present at the Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

     IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF RAYMOND CHABOT GRANT THORNTON LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE CORPORATION TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITOR. SUCH APPOINTMENT WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING.

     All sums set out under the headings "Audit Fees and Audit-Related Fees", "Tax Fees" and "Other Fees" below with respect to the fiscal year 2006, were paid to our former Auditor, Deloitte & Touche LLP.

Audit Fees and Audit-Related Fees

     Raymond Chabot Grant Thornton LLP billed the Corporation $104,270, in fiscal 2007 ($117,627 in fiscal 2006) for professional services rendered for the audit of the Annual Consolidated Financial Statements and the review of financial statements included in statutory and regulatory filings. None of that amount was related to the current fiscal year while $104,270 was related to previous fiscal years (compared to $2,500 and $115,217 respectively in fiscal
2006).

Tax Fees

     Raymond Chabot Grant Thornton LLP did not bill the Corporation in fiscal 2007 for specific tax advice outside the scope of the audit ($31,057 in fiscal
2006) for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to the preparation of corporate tax returns, specific tax advice on research and development tax credit payments.

Other Fees

     Other than the audit and tax services described above, Raymond Chabot Grant Thornton LLP did not provide other services to the Corporation in fiscal 2007 (none in fiscal 2006).

     The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Raymond Chabot Grant Thornton LLP. The Audit Committee is of the opinion that the provision of these services does not compromise the independence of the Auditor. All non-audit services provided by Raymond Chabot Grant Thornton LLP must be approved by the Audit Committee.

              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

     The CANADA BUSINESS CORPORATIONS ACT permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held with respect to fiscal year 2008 is September 6, 2008.

                            AVAILABILITY OF DOCUMENTS

     COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE UPON THE WRITTEN REQUEST OF ANY BENEFICIAL OWNER OF COMMON SHARES OF THE CORPORATION TO THE VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER, AT THE ADDRESS SHOWN FOR SAND APPEARING ON PAGE 1 OF THIS MANAGEMENT PROXY CIRCULAR: THE FORM 20-F CONTAINING INFORMATION WITH RESPECT TO THE CORPORATION AND ITS BUSINESS, INCLUDING FINANCIAL STATEMENTS AND RELATED SCHEDULES, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION; THE 2007 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JULY 31, 2007 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS IN RESPECT THEREOF; THE DOCUMENT ENTITLED STANDARDS OF ETHICAL CONDUCT OF THE CORPORATION; THE AVAILABLE INTERIM FINANCIAL STATEMENTS FOR FISCAL PERIODS SUBSEQUENT TO JULY 31, 2007 AND THIS MANAGEMENT PROXY CIRCULAR.

                              APPROVAL OF DIRECTORS

     THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF SAND.


                                           /s/ Arthur G. Ritchie
                                           -------------------------------------
Westmount, Quebec                          Arthur G. Ritchie
December 17, 2007                          Chairman of the Board,
                                           President and Chief Executive Officer

                                   SCHEDULE A

                              AMENDED AND RESTATED
                             AUDIT COMMITTEE CHARTER

I. PURPOSE

The Audit Committee (the "Committee") of Sand Technology Inc. (the "Corporation") is a committee of the Board of Directors which has responsibility under the Corporation's governing legislation to review the financial statements, accounting policies and reporting procedures of the Corporation.

The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, and legal compliance that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels.

The Committee's primary duties and responsibilities are to:

     - Serve as an independent and objective party to monitor the Corporation's financial reporting process and the system of internal controls.

     - Monitor the independence and performance of the Corporation's external auditors and internal auditing.

     - Provide an open avenue of communication among the independent auditors, financial and senior management and the Board of Directors.

The Committee will primarily fulfil these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

     - The Committee shall be comprised of three or more directors, each of whom shall be independent non-management directors, as determined by the Board of Directors. The composition of the Committee shall adhere to all applicable laws and all requirements of the stock exchanges on which shares of the Corporation are listed. In particular, the composition of the Committee shall be in accordance with (i) Section 10A(m)(3) of the U.S. Exchange Act of 1934, as amended, and (ii) the Nasdaq listing standards regarding the composition of the Committee (including Nasdaq's concept of "independence") and the required qualifications and experience of the members of the Committee, subject to any exemptions or other relief that may be granted from time to time.

     - All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial


                                       A 1
          expert" in accordance with applicable laws and all requirements of the stock exchanges on which shares of the Corporation are listed. Members of the Committee shall be elected by the Board at such times as shall be determined by the Board and shall serve until their successors shall be duly elected.

     - Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Committee as soon as such member ceases to be a director.

     - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

III. MEETINGS

     - The Committee may appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.

     - No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present or by a resolution in writing signed by all members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

     - The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than four times a year. The Committee shall meet periodically, but at least once annually with the independent auditors, with management not present. In addition, the Committee shall meet with the independent auditors and management at least quarterly to review the Corporation's financial statements and the related press releases.

     - The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the by-laws of the Corporation or otherwise determined by resolution of the Board of Directors.

     - The Committee may invite to, or require the attendance at, any meeting of the Committee such officers and employees of the Corporation, legal counsel or other persons as it deems necessary in order to perform its duties and responsibilities. The internal and external auditors should also be requested or required to attend meetings of the Committee and make presentations to the Committee as appropriate.

     - Subject to the provisions of the Corporation's governing legislation and applicable laws, regulations and stock exchange rules, if required for expediency or to prevent loss to the Corporation, the Chairman of the Committee may exercise the powers of the Committee in between meetings of the Committee. In such event, the Chairman shall immediately report to the members of the Committee and the actions or decisions taken in the name of the Committee shall be recorded in the proceedings of the Committee.


                                       A 2

IV. RESPONSIBILITIES AND DUTIES

To fulfil its responsibilities and duties the Committee shall:

DOCUMENTS/ REPORTS REVIEW

     - Review and recommend any revisions or updates to this Charter and put them forward for approval by the Board. This should be done periodically, but at least annually, as conditions dictate.

     - Review the interim quarterly financial statements and the annual audited financial statements (including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations"), and the related press releases of the Corporation with the Corporation's management and independent auditors and report thereon to the Board of Directors. As part of this review, the Committee shall review with management the risk factors and any cautionary language set out in the related filings and recommend any required or desired amendments thereto.

     - Establish policies, procedures and guidelines, as appropriate, with respect to providing financial information and earnings guidance to analysts. Generally, the Committee will discuss with management any financial information and earnings guidance provided to analysts. These discussions, however, need not occur in advance of each provision of guidance.

     - Satisfy itself, on behalf of the Board of Directors, that the Corporation's quarterly and annual audited financial statements are fairly presented both in accordance with generally accepted accounting principles and otherwise, and recommend to the Board of Directors whether the quarterly and annual financial statements should be approved.

     - Satisfy itself, on behalf of the Board of Directors, that the information contained in the Corporation's quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management's Discussion and Analysis of Financial Condition and Results of Operations, the Annual Report on Form 20-F and similar documentation required pursuant to applicable laws, rules and regulations does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

     - Review any financial reports or other financial information of the Corporation submitted to any governmental body or the public, including any certification, report, opinion, or review rendered by the independent auditors.

     - Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of the Corporation and its subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of the Corporation with the officers and auditors of the Corporation and its subsidiaries; (iii) to commission reports or supplemental information relating thereto;
          (iv) to require the auditors to attend any or


                                       A 3
          every meeting of the Committee; and (v) to engage such independent counsel and other advisors as are necessary in the Committee's determination.

     - Permit the Board of Directors to refer to the Committee such matters and questions relating to the financial position of the Corporation and its affiliates or the reporting related thereto as the Board of Directors may from time to time see fit.

INDEPENDENT AUDITORS

     - Be directly responsible for the appointment, retention, termination, compensation, evaluation and oversight of the work of the Corporation's independent auditors, with such auditors being ultimately accountable to the Board and the Committee.

     - Act as the Corporation's independent auditors' channel of direct communication to the Corporation. In this regard, the Committee shall, among other things, receive and review all reports and recommendations from the Corporation's independent auditors, including the independent auditor's timely reports of:

          1.   all critical accounting policies and practices to be used;

          2. all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Corporation's management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Corporation's independent auditor; and

          3. other material written communications between the independent auditor and the Corporation's management, such as any management letter or schedule of unadjusted differences.

     - Satisfy itself, on behalf of the Board of Directors, that the Corporation's auditors are "independent" of management, within the meaning given to such term in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies. In furtherance of the foregoing, the Committee shall request that the independent auditors, at least annually, provide a formal written statement delineating all relationships between the independent auditors and the Corporation consistent with Independence Standards Board (ISB) Standard No. 1., and request information from the independent auditors and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the auditors in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors.

     - Ensure that rotation of the independent auditors' audit partners satisfies regulatory requirements, and set policies about hiring current or former employees of the independent auditors.

     - Be responsible for preapproving, at least annually, all audit and non-audit services provided by the Corporation's independent auditors; provided, however, that the


                                       A 4

          Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

     - Ensure that the Corporation's independent auditors do not perform any non-audit services that are prohibited by law or regulation.

     - Annually review and evaluate the performance of the Corporation's auditors, including a review and evaluation of the lead partner, taking into account the opinions of management, and make recommendations to the Board of Directors as to whether or not to continue to engage those auditors.

     - Determine and review the remuneration of the Corporation's auditors and any independent advisors (including independent counsel) to the Committee.

     - Satisfy itself, on behalf of the Board of Directors, that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board of Directors (including any audit problems or difficulties encountered in the course of the audit work, and management's responses) has been addressed and that there are no "unresolved differences" with the auditors.

FINANCIAL REPORTING PROCESSES AND RISK MANAGEMENT

     - Review the audit plan of the external auditors for the current year and review advice from the external auditors relating to management and internal controls and the Corporation's responses to the suggestions made therein.

     - Monitor the Corporation's internal accounting controls, informational gathering systems and management reporting on internal control. In this regard, the Committee will receive regular reports from management on the Corporation's compliance with Section 404 of the Sarbanes Oxley Act and any similar requirements under Canadian securities laws.

     - Review with management and the auditors the relevance and appropriateness of the Corporation's accounting policies and review and approve all significant changes to such policies.

     - Satisfy itself, on behalf of the Board of Directors, that the Corporation has implemented appropriate systems of internal control over financial reporting and the safeguarding of the Corporation's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Corporation's assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively.

     - Review and approve the Corporation's investment and treasury policies and monitor compliance with such policies.

     - Establish procedures for the receipt and treatment of (i) complaints received by the Corporation regarding accounting, controls, or auditing matters and (ii) confidential, anonymous submissions by the Corporation's employees of concerns regarding questionable accounting or auditing.


                                       A 5

LEGAL AND REGULATORY COMPLIANCE

     - Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Corporation and remitted to the appropriate authorities.

     - Review with principal external counsel any legal matter that could have a significant impact on the Corporation's financial statements.

     - Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

BUDGETS

     - Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

GENERAL

     - Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law and stock exchange rules, as the Committee or the Board of Directors deems necessary or appropriate.

          ADOPTED AT A MEETING OF THE AUDIT COMMITTEE ON JUNE 14, 2005


                                       A 6

                              SAND TECHNOLOGY INC.
                                      PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION") AND WILL BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON TUESDAY, JANUARY 29, 2008 AND AT EVERY ADJOURNMENT THEREOF.

THE UNDERSIGNED SHAREHOLDER OF SAND TECHNOLOGY INC. HEREBY APPOINTS ARTHUR G. RITCHIE, CHAIRMAN OF THE BOARD OF THE CORPORATION, OR FAILING HIM, DOUGLAS PRYDE, A DIRECTOR OF THE CORPORATION, OR FAILING HIM, GILLES THERRIEN, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE CORPORATION, OR INSTEAD OF ANY OF THEM _______________________________ , WITH FULL POWER OF SUBSTITUTION, AS THE PROXY OF THE UNDERSIGNED TO ATTEND, ACT AND VOTE ALL CLASS A COMMON SHARES HELD OF RECORD BY THE UNDERSIGNED, AT THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION, TO BE HELD ON TUESDAY, JANUARY 29, 2008 AT 10:00 O'CLOCK (MONTREAL
TIME) IN THE MORNING AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, AND AT EVERY ADJOURNMENT OF THE MEETING. WITHOUT LIMITING THE GENERAL AUTHORIZATION AND POWERS GIVEN BY THIS PROXY, THE UNDERSIGNED HEREBY DIRECTS EACH OF PERSONS NAMED AS PROXY TO VOTE AS FOLLOWS:

VOTE FOR |_| or WITHOLD FROM VOTING |_| with regard to the election as Directors of Arthur G. Ritchie, Wayne Musselman, Douglas S. Pryde, Martin Shindler and George Wicker.

VOTE FOR |_| or WITHOLD FROM VOTING |_| with regard to the appointment of Raymond Chabot Grant Thornton LLP, as auditor of the Corporation and authorization for the Audit Committee of the Board of Directors of the Corporation to fix the remuneration of the auditor.

At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment of the Meeting.

THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL. ANY PROXIES GIVEN PRIOR TO THE DATE BELOW ARE HEREBY REVOKED.

                               Dated this __________ day of _______________ 2008

                               -------------------------------------------------
                                              NAME OF SHAREHOLDER
                                                  (print name)


                               -------------------------------------------------
                                         SIGNATURE OF THE SHAREHOLDER

                               YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN A PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT FOR YOU AT THE MEETING. YOU MAY EXERCISE THAT RIGHT BY INSERTING THE NAME OF YOUR DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT. ANOTHER APPROPRIATE FORM OF PROXY MAY BE SUBMITTED.

                               The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

                               IN ORDER TO BE VALID, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5:00 P.M. ON FRIDAY, JANUARY 25, 2008 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                               THIS FORM OF PROXY SHOULD BE DATED AND THE
                               SIGNATURE ON IT SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. IF THIS PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE OF THE MEETING.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAND TECHNOLOGY INC.


January 21, 2008                        /s/ Arthur G. Ritchie
                                        ----------------------------------------
                                        Arthur G. Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer